Exhibit 99.1

ALAMOS GOLD INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

JUNE 6, 2013

MANAGEMENT PROXY CIRCULAR

M A N A G E M E N T   I N F O R M A T I  O N   C I R C U L A R

ALAMOS GOLD INC.

May 1, 2013

Dear Shareholder:

On behalf of the Board of Directors and Management of Alamos Gold Inc. (the “Company”), I would like to invite you to attend the annual meeting of shareholders that will be held this year at The TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, on Thursday, June 6, 2013, at 4:00 p.m. (Toronto Time).

The enclosed Information Circular contains important information about the meeting, voting, the nominated directors, our governance practices and how we compensate our executives and directors. It also describes the board’s role and responsibilities and the key activities the four board committees undertook in 2012. In addition to these items, we will discuss, at the meeting, highlights of our 2012 performance and our plans for the future. You will also be able to meet and interact with your directors and the senior officers of the Company.

Your participation in the affairs of the Company is important to us. It is important that you exercise your vote, either in person at the meeting or by completing and returning your proxy form.

I look forward to seeing you at the meeting.

MARK WAYNE

Chairman of the Board

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M A N A G E M E N T   I N F O R M A T I  O N   C I R C U L A R

ALAMOS GOLD INC.

Suite 2200 – 130 Adelaide Street West

Toronto, Ontario

Canada M5H 3P5

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of shareholders of Alamos Gold Inc. (the “Company” or “Alamos”) will be held at The TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, on Thursday, June 6, 2013, at 4:00 p.m., Toronto Time, in order to:

1.	receive and consider the consolidated financial statements of the Company for its financial year ended December 31, 2012, and the auditors’ report thereon;

2.	elect directors who will serve until the next annual meeting of shareholders;

3.	appoint auditors that will serve until the next annual meeting of shareholders and authorize the directors to set their remuneration; and

4.	transact such other business as may properly be brought before the Meeting or adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

The Board of Directors of the Company has fixed the close of business on May 3, 2013 as the record date for determining the shareholders who are entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment thereof. Alamos has prepared a list, as of the close of business on the record date, of the holders of Alamos common shares. A holder of record of common shares of Alamos whose name appears on such list is entitled to vote the shares shown opposite such holder’s name on such list at the Meeting.

Shareholders are cordially invited to attend the Meeting. Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Company’s registrar and transfer agent, Computershare Investor Services Inc., not later than 4:00 p.m., Toronto time, on June 4, 2013.

DATED at Toronto, Ontario, this 1st day of May, 2013.

By Order of the Board of Directors,

“Matthew Howorth”
Matthew Howorth Vice President, Legal and Corporate Secretary

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M A N A G E M E N T   I N F O R M A T I  O N   C I R C U L A R

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M A N A G E M E N T   I N F O R M A T I  O N   C I R C U L A R

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ALAMOS GOLD INC.

Suite 2200 – 130 Adelaide Street West

Toronto, Ontario

Canada M5H 3P5

MANAGEMENT INFORMATION CIRCULAR

(This information is given as at May 1, 2013, unless otherwise indicated)

SOLICITATION OF PROXIES

This Management Information Circular (the “Information Circular” or “Circular”) is furnished in connection with the solicitation of proxies by the management of Alamos Gold Inc. (the “Company” or “Alamos”) for use at the Annual General Meeting of the Shareholders of the Company (“the Meeting”) (and at any adjournment thereof) to be held on June 6, 2013 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The Company will bear the expense of this solicitation. It is expected the solicitation will be made primarily by mail, but regular employees or representatives of the Company (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, facsimile and in person and arrange for intermediaries to send this Information Circular and the form of proxy to their principals at the expense of the Company.

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company (the “Board”).

All dollar amounts referenced in this Information Circular are in United States Dollars, unless otherwise specified. The exchange rate as at December 31, 2012 was CAD$1.00 = US$1.0051. The average exchange rate for 2012 was CAD$1.00 = US$0.9996.

RECORD DATE

The directors of the Company have set the close of business on May 3, 2013 as the record date (the “Record Date”) for determining which shareholders shall be entitled to receive notice of and to vote at the Meeting. Only shareholders of record as of the Record Date shall be entitled to receive notice of and to vote at the Meeting, unless after the Record Date a shareholder transfers his or her common shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such common shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be sent to the Company’s Vice President, Legal and Corporate Secretary at the following address: Suite 2200, 130 Adelaide Street West, Toronto, Ontario, Canada, M5H 3P5.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are designated as proxy holders by management of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO either by inserting such person’s name in the blank space provided in the accompanying form of proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently. Telephone voting can be completed at 1-866-732-vote (1-866-732-8683) and Internet voting can be completed at www.investorvote.com.

Provisions Relating to Voting of Proxies

The shares represented by proxy will be voted or withheld from voting by the designated proxy holder in accordance with the instructions of the shareholder appointing him or her on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If there are no instructions provided by the shareholder, those shares will be voted in favour of all proposals set out in this Circular. The proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

Revocation of Proxies

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be deposited at (i) the registered office of the Company, 1055 Dunsmuir Street, P.O. Box 49222, Suite 3350, Four Bentall Centre, Vancouver British Columbia, Canada, V7X 1L2, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof duly authorized; or (ii) provided at the Meeting to the Chairman of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.

ADVICE TO BENEFICIAL SHAREHOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold common shares in their own names. Shareholders who do not hold their shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such common shares are registered under the name of CDS & Co (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholders. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person well in advance of the Meeting.

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Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders, and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote common shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to have the common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of the Beneficial Shareholder broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxy holder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxy holder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provide by such broker (or agent), well in advance of the Meeting. Alternatively, a Beneficial Shareholder may request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their common shares.

In addition, Canadian securities legislation permits the Company to forward meeting materials directly to “non-objecting Beneficial Shareholders”. If the Company or its agent has sent these materials directly to you (instead of through a nominee), your name, address and information about your holding of securities has been obtained in accordance with applicable securities regulatory requirements from the nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the nominee holding on your behalf) has assumed responsibility for (i) delivering materials to you; and (ii) executing your proper voting instructions.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value. On May 1, 2013, 127,487,786 common shares were issued and outstanding, each share carrying the right to one vote. On any poll, the persons named in the enclosed proxy will vote the shares in respect of which they are appointed. Where instructions are given by the shareholder in respect of voting for or against any resolution, the proxy holders will do so in accordance with such instructions. Only shareholders of record on the close of business on May 3, 2013, who either personally attend the Meeting or who complete and deliver a proxy in the manner and subject to the provisions set out under the headings “Record Date” and “Appointment and Revocation of Proxies” will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

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To the knowledge of the directors and senior officers of the Company, as at the date of this Information Circular, there are no persons or companies beneficially owning or controlling or directing, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company, except as follows:

Name and address	Number of Shares	Percentage of Outstanding Common Shares
Fidelity (on behalf of its investment advisory subsidiaries) – 82 Devonshire Street, Boston, MA, 02109, USA	12,884,717(1)	10.68%

(1)	According to a report filed under National Instrument 62-103 on SEDAR on December 10, 2012 this company owned or exercised control or direction over the number of common shares of the Company indicated as at November 30, 2012.

PART TWO – BUSINESS OF THE MEETING

The Meeting will address the following matters:

1.	receiving and considering the consolidated financial statements of the Company for its financial year ended December 31, 2012, and the auditors’ report thereon;

2.	electing directors who will serve until the next annual meeting of shareholders;

3.	appointing auditors that will serve until the next annual meeting of shareholders and authorize the directors to set their remuneration; and

4.	transacting such other business as may properly be brought before the Meeting or adjournment thereof.

1.	Receiving the Consolidated Financial Statements

The consolidated financial statements of the Company for the fiscal year ended December 31, 2012 are being mailed to the Company’s registered and beneficial shareholders who requested it. Management will review Alamos’s consolidated financial results at the Meeting, and shareholders and proxyholders will be given an opportunity to discuss these results with management. The 2012 consolidated financial statements of the Company are available on the Alamos website at www.alamosgold.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

2.	Election of Directors

Our Policy on Majority Voting

The Board believes that each of its members should carry the confidence and support of its shareholders. To this end, the Board has unanimously adopted a Majority Voting Policy. If, at any meeting for the election of directors, a director receives more “withheld” votes than “for” votes, the director must promptly tender his resignation to the Board, to take effect on acceptance by the Board. The Board will promptly accept the resignation unless the Corporate Governance Committee determines that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation or justify rejecting it. Within 90 days of the relevant shareholders’ meeting, the Board will make a final decision and announce such decision, including any reasons for not accepting a resignation, by way of press release. If the Board accepts the offer, it may appoint a new director to fill the vacancy. Any director who tenders his or her resignation will not participate in the deliberations of the Corporate Governance Committee or the Board. In the event any director fails to tender his or her resignation in accordance with this policy, the Board will not re-nominate such director. The Board adopted this policy in 2011 on the recommendation of the Corporate Governance Committee, and we believe it reflects good corporate governance.

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About the Nominated Directors

The Board is responsible for overseeing management and Alamos’s business affairs. As shareholders, you elect the Board as your representatives. This year the Board has decided that six directors are to be elected. All of the nominated directors currently serve on the Board. The term of office of each of the current directors will expire at the conclusion of the Meeting. At the Meeting, shareholders will be asked to elect six directors to succeed the present directors. Each director elected will hold office until the conclusion of the next annual meeting of shareholders of the Company at which a director is elected, unless the director’s office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act. All of the nominated directors are independent, except for John McCluskey, the Company’s President and CEO. Each of the nominated directors is eligible to serve as a director and has expressed his or her willingness to do so. (See “Director Independence”, on page 19, below.) You can vote for all of these directors, vote for some of them and withhold votes for others, or withhold votes for all of them. Unless otherwise instructed, the named proxyholders will vote for all of the nominated directors listed below. If any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

The following pages set out certain information about the nominees for election as directors, including their age; place of residence; other directorships; education; key areas of expertise; shares and options owned; record of attendance at meetings of the Board and its Committees during 2012; and whether or not the Board has determined each nominee to be independent. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated for election as a director of the Company. All such nominees were elected to the Board at the 2012 annual meeting of shareholders of the Company.

Five of the six nominees standing for election as directors of the Company are considered to be independent (See “Director Independence” – below). Accordingly, the majority of the nominated directors are independent.

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Director Profiles

Anthony Garson, 70 Ontario, Canada shares: 3,000 options: 218,000

Mr. Garson began his career with the Ontario Department of Mines and subsequently with Derry, Michener and Booth, a geological consulting firm in Toronto. Mr. Garson worked as a mines and metals analyst with several international organizations, including the Bank of Nova Scotia, Nesbitt Thompson, Dean Witter Reynolds, Haywood Securities, Canaccord Capital, and Union Capital Markets (UK) Ltd. Mr. Garson has also held senior positions with mine development and mineral exploration companies. Currently, Mr. Garson is a director of Argex Titanium Inc. Mr. Garson obtained a Bachelor of Science in Earth Science in 1969 from the University of Waterloo, and a Master’s in Business Administration from the University of Toronto in 1983. Mr. Garson is a member of the Audit Committee, Compensation Committee and Technical and Sustainability Committee, and an independent director.

Areas of Expertise: Metals and Mining, Finance, International Business, Strategy and Leadership

Alamos Board Details:

•    Director since June 7, 2010

•    Meetings attended in 2012:

Board – 9 of 10

Audit Committee – 4 of 4

Compensation Committee – 6 of 6

Technical and Sustainability Committee – 1 of 1

•    Overall attendance: 95%

David Gower, 54 Ontario, Canada shares: 5,000 options: 225,000

Mr. Gower has been involved in the mineral industry for over 25 years, including positions with Falconbridge Limited and Noranda Inc. (now Xstrata). While at Falconbridge he was General Manager of Global Nickel and PGM Exploration and a member of the senior operating team that approved capital budgets for new mining projects. David has been involved in numerous discoveries and mine development projects, including brown field discoveries at Raglan, Matagami, and Sudbury in Canada, and at Falcondo in the Dominican Republic, and green field discoveries in Brazil and at Kabanga in Tanzania. Since 2006, Mr. Gower has also been an executive of two junior mineral exploration companies of the Forbes and Manhattan Group – both focused in South America with advanced projects in Brazil and Bolivia. Mr. Gower has been the President of Brazil Potash Corporation since 2009 and Chairman of Castillian Resources Corporation since January 2010. He also serves as a Director of Apogee Minerals Ltd., Castillian Resources Corp., Emerita Gold Corp. and Aguia Resources. Mr. Gower has a Bachelor of Science degree in Geology from Saint Francis Xavier University and a Master of Science degree in Earth Sciences from Memorial University.

Mr. Gower is the Chair of the Compensation Committee, and an independent director.

Areas of Expertise: Operations and Exploration, Metals and Mining, Finance, International Business, Public Policy, Accounting, Strategy and Leadership, Human Resources

Alamos Board Details:

•    Director since May 19, 2009

•    Meetings attended in 2012:

Board – 10 of 10

Compensation Committee (Chair) – 6 of 6

•    Overall attendance: 100%

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John A. McCluskey, 53 Ontario, Canada shares: 670,909(1) options: 1,430,000

Mr. McCluskey began his career with Glamis Gold Ltd. in 1983. He went on to hold senior executive positions in a number of public companies in the resource sector. In 1996 he founded Grayd Resource Corporation, where he was CEO until 2003 and co-founded Alamos Minerals with mining hall of famer Chester Millar. Mr. McCluskey has been the President and Chief Executive Officer of Alamos Gold Inc. since 2003, when the company was formed through a merger with National Gold Corp. Mr. McCluskey was recently named Ontario’s 2012 Ernst & Young Entrepreneur Of The Year, based on a judging panel’s assessment of financial performance, vision, leadership, innovation, personal integrity and influence, social responsibility and entrepreneurial spirit.

Mr. McCluskey is a member of the Technical and Sustainability Committee, and as CEO is a non-independent director.

Areas of Expertise: Operations and Exploration, Metals and Mining, Finance, International Business, Public Policy, Strategy and Leadership, Accounting, Human Resources

Alamos Board Details:

•    Director since February 21, 2003

•    Meetings attended in 2012:

Board – 10 of 10

•    Overall Attendance: 100%

Paul J. Murphy, 62 Ontario, Canada shares: 3,000 options: 245,000

Mr. Murphy was a Partner and National Mining Leader of PricewaterhouseCoopers LLP from 2004 to April 2010 and Partner of PricewaterhouseCoopers LLP since 1981. Throughout his career, Mr. Murphy has worked primarily in the resource sector, with a client list that includes major international oil and gas and mining companies. His professional experience includes financial reporting controls, operational effectiveness, International Financial Reporting Standards (“IFRS”), and SEC reporting issues, financing, valuation, and taxation as they pertain to the mining sector. Mr. Murphy is currently the Chief Financial Officer and Executive Vice-President, Guyana Goldfields since April 2010 and Chief Financial Officer of Guyana Precious Metals since May 2012. He is a Director of Continental Gold and a Director of Century Iron Mines. Mr. Murphy obtained a Bachelor of Commerce degree from Queen’s University, and obtained his Chartered Accountant designation in 1975.

Mr. Murphy is the Chair of the Audit Committee, and an independent director.

Areas of Expertise: Metals and Mining, Finance, International Business, Accounting, Strategy and Leadership

Alamos Board Details:

•    Director since February 18, 2010

•    Meetings attended in 2012:

Board – 10 of 10

Audit Committee (Chair) – 4 of 4

•    Overall Attendance: 100%

(1)	Of this amount, 219,941 common shares are held by Mr. McCluskey’s spouse, 144,368 common shares are held by No. 369 Sail View Ventures Ltd., a corporation wholly-owned by Mr. McCluskey and his spouse, and a total of 306,600 common shares are held directly by Mr. McCluskey.

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Kenneth G. Stowe, 61 Ontario, Canada shares: 3,000

Mr. Stowe began his career with Noranda Inc. and spent 21 years in progressive operational, research and development, and corporate roles. In 1999, he was appointed President of Northgate Minerals and served as Chief Executive Officer from 2001 to 2011. Mr. Stowe received the prestigious Canadian Mineral Processor of the Year Award in 2006, recognizing his superior accomplishments and contributions in the field of mineral processing. Currently Mr. Stowe is a Director of Hudbay Minerals, and was previously a Director of Klondex Minerals and Director of Fire River Gold. Mr. Stowe obtained a Bachelor of Science and Master of Science in Mining Engineering from Queen’s University.

Mr. Stowe is the Chair of the Technical and Sustainability Committee and a member of the Corporate Governance Committee. Mr. Stowe is an independent director.

Areas of Expertise: Operations and Exploration, Metals and Mining, Finance, International Business, Accounting, Strategy and Leadership, Human Resources

Alamos Board Details:

•    Director since September 26, 2011

•    Meetings attended in 2012:

Board – 10 of 10

Compensation Committee – 3 of 3

Technical and Sustainability Committee (Chair) – 1 of 1

•    Overall Attendance: 100%

Mark Wayne, 56 Alberta, Canada shares: 205,000 options: 245,000

After beginning his career practicing corporate and securities law for seven years with Bennett Jones, Mark Wayne has been directly involved in the investment industry since 1987. Mr. Wayne founded and was President of AltaFund Investment Corp. from 1987 to 1991. He was a Vice President of Altamira for seven years and has played a key role in raising funds for a broad array of companies in several industries. Mr. Wayne was a co-founder and the Chief Financial Officer of QGX Ltd. from 1994 to 2008 and Antares Minerals Inc. from 2004 to 2010. Mr. Wayne is currently the Chief Financial Officer and a Director of Regulus Resources Inc. since December 2010 and a Vice-President of MGI Securities Inc. since January 2005. Mr. Wayne is also a director of Karnalyte Resources Inc., Tanqueray Exploration Ltd., and Consolidated Westview Resource Corp. Mr. Wayne obtained a Bachelor of Laws from the University of Toronto and is a Chartered Financial Analyst.

Mr. Wayne is the Chair of the Corporate Governance Committee and a member of the Audit Committee. Mr. Wayne is an independent director.

Areas of Expertise: Finance, International Business, Strategy and Leadership, Human Resources, Accounting

Alamos Board Details:

•    Director since May 24, 2005

•    Meetings attended in 2012:

Board (Chair) – 10 of 10

Audit Committee – 4 of 4

•    Overall attendance: 100%

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Regarding the above table, the information as to province of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually, and the information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually as at May 1, 2013 as reported on the SEDI website at www.sedi.ca.

Attendance Record in 2012 for Directors

During the fiscal year ended December 31, 2012, the Board held 10 meetings, the Audit Committee held 4 meetings, the Compensation Committee held 6 meetings and the Technical and Sustainability Committee held 1 meeting. All directors attended 100% of the Board meetings held in 2012, with the exception of Anthony Garson, who attended nine of the ten Board meetings held in 2012. All directors attended 100% of the meetings of the Committees of which they were members that were held in 2012. For individual director meeting attendance, see “Director Profiles”, above.

In-camera sessions without management present are held at each meeting of the Board of Directors, and are held at Board Committee meetings where the Committee members consider it advisable to do so.

Our Expectations for Directors

We expect each member of our Board to act honestly and in good faith and to exercise business judgment that is in the best interests of the Company and its stakeholders. All directors are required to possess fundamental qualities of intelligence, honesty, integrity, ethical behavior, fairness and responsibility and be committed to representing the long-term interests of our stakeholders. They must also be able to devote sufficient time to discharge their responsibilities effectively.

In addition to the foregoing, each director is expected to:

•	be willing to share expertise and experience with management and fellow directors, and to use a respectful, collegial approach in challenging the views of others;
•	develop an understanding of our strategy, business environment and operations, the markets in which we operate and our financial position and performance;
•	diligently prepare for each Board and Committee meeting by reviewing all of the meeting materials;
•	actively and constructively participate in each meeting and seek clarification from management and outside advisors when necessary to fully understand the issues being considered;
•	comply with our Code of Business Conduct and Ethics, including conflict of interest disclosure requirements;
•	leverage experience and wisdom in making sound strategic and operational business decisions;
•	demonstrate business acumen and a mindset for risk oversight;
•	participate in continuing education programs, as appropriate; and
•	participate in the Board, Committee and director self-assessment process.

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The Alamos Code of Business Conduct and Ethics (the “Code”) requires high standards of professional and ethical conduct from our directors. Alamos’s reputation for honesty and integrity is integral to the success of its business. No director or employee will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings. Alamos also seeks to ensure that its business practices are compatible with the economic and social priorities of each location in which it operates. Although customs vary by country and standards of ethics may vary in different business environments, Alamos’s business activities shall always be conducted with honesty, integrity and accountability. The Code has been filed on and is accessible on SEDAR at www.sedar.com and on the Company’s website at www.alamosgold.com. In order to monitor compliance, the Board requires each officer and director to certify on an annual basis their agreement and compliance with the Code. If any material waivers from the Code are granted to directors or officers of the Company, the Board is required to disclose this in the ensuing quarterly or annual report on the finances of the Company. No waivers have been granted. Activities which may give rise to conflicts of interest are prohibited unless specifically approved by the Board or the Audit Committee. Each director must disclose all actual or potential conflicts of interest to the Board or the Audit Committee and refrain from voting on all matters in which such director has a conflict of interest. In addition, if a conflict of interest arises, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

In addition to adopting the Code, the Board has adopted the Company’s Disclosure Policy, Whistleblower Policy, Anti-Bribery and Anti-Corruption Policy and Anti-Hedging Policy in order to, among other things, encourage and promote a culture of ethical business conduct. These policies are available on the Company’s website at www.alamosgold.com. The Company periodically holds information and training sessions for employees to ensure awareness of, and compliance with, applicable law, the Code and other internal policies.

For purposes of orientation, all new directors receive the governance policies of the Company, including Board policies, a record of public information about the Company, minutes from recent meetings of the Board and its Committees and other relevant information. The Board is responsible for ensuring new nominees fully understand the time commitment required of them as a director. Directors are also encouraged and afforded the opportunity to visit the Company’s operations and receive detailed briefings from management. As part of the continuing education of directors, management makes regular presentations to the Board on specific aspects of the Company’s business. The Company also encourages directors to attend, at the Company’s expense, conferences, seminars or courses on subjects related to their role on the Board or Board Committees.

Limitation on Outside Board Seats

As noted above, it is expected that each director must be able to devote sufficient time to discharge their responsibilities effectively. In order to facilitate this, the Board has adopted a policy limiting the number of boards considered appropriate for directors, having regard to whether they are independent directors or members of management. Specifically, in the case of the CEO, he shall not sit on more than two outside public company boards in addition to that of the Company, and in the case of a non-management director, he shall not sit on more than five outside public company boards in addition to that of the Company. As of May 1, 2013, all of the directors of the Company are in compliance with this policy of the Board.

Board Assessment

The entire Board evaluates the effectiveness of the Board, its committees and individual directors on an annual basis. To facilitate this evaluation, the Board conducts an annual self-assessment of its performance, consisting of a review of its mandate, the performance of each Board Committee and the performance of individual directors. Assessment of individual Board member effectiveness is the principal criteria for retention; therefore the Company does not have a formal retirement policy for directors.

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Skills and Areas of Expertise

The Corporate Governance Committee, through the nomination and recruitment process as well as continuing education initiatives, seeks to ensure that the collective skill set of our directors, including their business expertise and experience, meets the needs of the Company. The Corporate Governance Committee has developed a Skills Matrix setting out the skills and experience that are viewed as integral to Board effectiveness, which will be used to assess board composition, to help with the Board’s ongoing development and to assist in recruiting new directors in the future. The following table shows the number of directors who have particular expertise according to the self-assessments which each of them completed in early 2013.

Self-Assessment of Skills and Expertise	Number of Alamos Directors with Expertise

Strategy and Leadership - Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple significant projects, comfort with current principles of risk management and corporate governance	6

Metals and Mining - Knowledge of the mining industry, market, international regulatory environment and stakeholder management	5

Finance - Experience in the field of finance, investment and/or in mergers and acquisitions	6

Public Policy - Experience in, or a thorough understanding of, the workings of government and public policy both domestically and internationally	2

Human Resources - Experience in the oversight of significant, sustained succession planning and talent development and retention programs, including executive compensation	4

Accounting - Experience as a professional accountant, CFO or CEO in corporate financial accounting and reporting; comfort working with basic financial reports; understanding of the key financial levers of the business	5

International Business - Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in Mexico or Turkey	6

Operations and Exploration - Experience with a leading mining or resource company with reserves, exploration and operations expertise, including cultivating and maintaining a culture focused on safety, the environment and operational excellence	3

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Report on Director Compensation

On March 8, 2012, based on an independent report of Towers Watson, the Board approved that the following compensation be paid to Directors, effective January 1, 2012. Values are in United States dollars converted at the average rate for 2012 of CAD$1.00 = US$0.9996.

Position	Retainer Fees ($)
Chairman	79,966
Board Member	49,979
Audit Chair	19,992
TESS Chair	19,992
CC Chair	11,995
Corp Gov Chair	5,997
Member – Audit	9,996
Member – Technical and Sustainability	9,996
Member – Compensation	5,997
Member – Corporate Governance	2,999

In addition to the foregoing, each Director was paid an attendance fee of $1,000 CAD for each full-day Board or Committee meeting attended and $500 CAD for unplanned/unscheduled Board or Committee meetings attended.

During the most recently completed financial year ended December 31, 2012, the directors who are not Named Executive Officers received the following compensation for services provided to the Company. All figures are in United States dollars, unless otherwise indicated. Fees earned and option-based awards amounts that have been paid in Canadian dollars have been converted into United States dollars at the average 2012 CAD:USD exchange rate of CAD$1.00 = US$0.9996. The value of option-based awards is translated into United States dollars at the exchange rate in effect on the date of the option grant.

Name	Fees Earned	Non-equity Incentive Plan Compensation(2) ($)	Total Compensation ($)
James M. McDonald(1)	44,148	N/A	44,148
Mark Wayne	105,456	187,448	292,903
David Gower	76,468	156,208	232,676
Paul Murphy	82,465	156,208	238,673
Anthony Garson	83,965	156,208	240,173
Kenneth G. Stowe	83,465	156,208	239,673

(1)	Mr. McDonald did not stand for re-election at the May 31, 2012 Annual General Meeting

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(2)	The grant date fair value of SARs awards was calculated using a Black-Scholes option pricing model, given that it is one of most common valuation methodologies available, and applying the following key inputs:

Risk-free rate:	1.4% to 1.6%
Expected dividend yield:	0.92%
Expected stock price volatility:	43% to 64%
Expected option life, based on terms of the grants (months):	30 to 60

Incentive Plan Awards

Value Vested or Earned During Year

The following table sets out the value vested or earned for all incentive plan awards held by Directors who were not Named Executive Officers during the most recently completed financial year ended December 31, 2012. Values are in United States dollars converted at the average rate for 2012 of CAD$1.00 = US$0.9996 for vested amounts.

Name	Option-Based Awards – Vested During the Year (1) ($)	Share-Based Awards – Value Vested During The Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During The Year ($)
Mark Wayne	232,757	N/A	N/A
James M. McDonald	273,740	N/A	N/A
David Gower	197,771	N/A	N/A
Paul Murphy	421,681	N/A	N/A
Anthony Garson	258,397	N/A	N/A
Kenneth Stowe	161,184	N/A	N/A

(1)	Prior to 2012, each stock option or SARs grant vested 20% on grant, and an additional 20% vested at each six month anniversary of the grant date (two-year total vesting period). For stock option and SARs grants in 2012, vesting occurs in three annual tranches from the first anniversary of the grant date in equal amounts.

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Outstanding share-based awards and option-based awards

The following table sets out the outstanding option-based awards other than SARs (which are set out in a separate table below) held by the Directors who were not Named Executive Officers as at the end of December 31, 2012 No share-based awards are outstanding. Values are in United States dollars converted at the year-end rate of CAD$1.00 = US$1.0051 for unexercised value:

Name	Option Based Awards (Other than SARs)
	Number Of Securities Underlying Unexercised Options	Option Exercise Price (CAD $)	Option Expiration Date D/M/Y	Value Of Unexercised In-The- Money Options(1) (USD $)
Mark Wayne	30,000	6.76	03/06/2013	322,336
	50,000	9.80	08/06/2014	384,451
	65,000	14.92	02/06/2015	165,289
	100,000	14.24	12/05/2016	322,637
David Gower	80,000	9.80	08/06/2014	615,121
	65,000	14.92	02/06/2015	165,289
	80,000	14.24	12/05/2016	258,110
Paul Murphy	100,000	13.04	18/02/2015	443,249
	65,000	14.92	02/06/2015	165,289
	80,000	14.24	12/05/2016	258,110
Anthony Garson	170,000	14.94	07/06/2015	428,876
	48,000	14.24	12/05/2016	154,866
Kenneth Stowe	Nil	N/A	N/A	N/A

(1)	Calculated based on the closing price of the Company’s shares on the TSX at December 31, 2012 of $17.45 CAD.

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Outstanding SARs Awards

The following table sets out the outstanding SARs awards held by the Directors who were not Named Executive Officers as at the end of December 31, 2012. No share-based awards are outstanding. Values are in United States dollars converted at the year-end rate of CAD$1.00 = US$1.0051 for unexercised value:

Name	SARs Awards
	SARs Outstanding	SARs Strike Price (CAD $)	SARs Expiration Date D/M/Y	Value Of Unexercised In- The-Money SARs(1) (USD $)
James McDonald	Nil	N/A	N/A	N/A
Mark Wayne	30,000	16.30	30/07/2017	34,676
David Gower	25,000	16.30	30/07/2017	28,897
Paul Murphy	25,000	16.30	30/07/2017	28,897
Anthony Garson	25,000	16.30	30/07/2017	28,897
Kenneth Stowe	25,000 200,000	16.30 17.01	30/07/2017 07/11/2016	28,897 88,449

(1)	Calculated based on the closing price of the Company’s common shares on the TSX at December 31, 2012.

Equity Ownership Requirement for Directors

The Board believes that directors should be shareholders and have a financial stake in the Company. Alamos non-employee directors are required to own Alamos shares or DSUs (see “Deferred Share Unit Plan”, below), directly or indirectly, equivalent in value to their respective annual retainer (excluding the value of stock option grants) or a minimum of 3,000 shares, whichever is lower. New directors have one year from the date of their appointment to the Board to meet the ownership requirement. Options do not count toward the directors’ share ownership requirement. Each independent director must continue to hold such value throughout his or her tenure as a director and the common shares, DSUs or similar share equivalent of Alamos held to comply with the Equity Ownership Requirement must not be the object of specific monetization procedures or other hedging procedures to reduce the exposure related to his holding.

At May 1, 2013, the Company’s independent directors, as a group, beneficially own, directly or indirectly, or exercise control or direction over a total of 219,000 common shares with a total value of approximately CAD$3,133,890 (with the CEO owning CAD$9,529,158), directly or indirectly, representing approximately 0.2% of the issued and outstanding common shares of the Company. All of the independent directors meet the Company’s minimum equity ownership requirement for directors.

Name	Ownership	Value ($CAD) (1)
Anthony Garson	3,000	42,930
David Gower	5,000	71,550
Paul J. Murphy	3,000	42,930
Kenneth G. Stowe	3,000	42,930
Mark Wayne	205,000	2,933,550

(1)	Calculation based on the number of shares owned and the closing price ($CAD) of the Company’s shares as at May 1, 2013.

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The Board believes that the Chief Executive Officer, as a non-independent director, should also build equity in the Company in order to align his interests with shareholders. The CEO is required to own Alamos shares or RSUs (see “Restricted Share Unit Plan”, below) having an initial acquisition value of at least three (3) times his base salary. The CEO may designate unvested RSUs such that they will count towards this total until vesting. RSUs vest in the third year following the date of grant and are paid out in cash shortly after vesting. Options do not count toward the CEO’s share ownership requirement. If the CEO’s base salary is increased, he shall be required to achieve the increased minimum equity ownership level within two years of the effective date of the increase in base salary. Shares, RSUs or similar share equivalent of Alamos held to comply with the Equity Ownership Requirement shall not be the object of specific monetization procedures or other hedging procedures to reduce the exposure related to his holding. Stock options do not count toward the CEO’s compliance with the Company’s Equity Ownership Requirement. The CEO’s current share ownership position has a value greater than three times his base salary.

Deferred Share Unit Plan

The Board adopted a deferred share unit (“DSU”) plan in December of 2012 (the “DSU Plan”). Under the DSU Plan, non-executive directors may receive a portion or all of their director’s compensation as DSUs. As DSUs are received as compensation for services in lieu of cash remuneration, they represent an investment by directors in Alamos similar to share ownership. Each director may elect to receive all of his director’s retainer as DSUs. The intention of the plan is to further align the interests of directors with those of shareholders. While serving as a director, DSUs cannot be paid out. The DSU Plan also provides that a director who does not yet meet the Board’s Equity Ownership Requirement for Directors will receive 50% of his annual retainer in DSUs.

DSUs are paid in full to the director following termination of board service. Each DSU vests immediately and represents the right of the director to receive, after termination of all positions with Alamos, the market value of the DSUs equal to the weighted average of the closing price of Alamos shares on the TSX for the five trading days immediately preceding the payout date.

Restricted Share Unit Plan

The Board adopted a restricted share unit (“RSU”) plan in April of 2013. In lieu of granting actual Common Shares to Alamos employees (including any employees who are directors), a specific number of units that each have a value equal to one share are granted. RSUs vest and are paid out in cash at the end of the third year following the year in which the grant was made, with each RSU having a value equal to the then current market price of one Alamos share. One of the objectives of the RSU plan is to facilitate the Company’s executive officers holding equity in the Company, thereby further aligning the interests of such officers with those of the Company’s shareholders. RSUs cannot not be sold or otherwise monetized by a grantee prior to the scheduled vesting date, other than in certain limited scenarios (including where an employee is terminated prior to the scheduled vesting date other than for cause pursuant to applicable employment legislation). In this way, the value of each RSU grant is linked to the market price of the Company’s shares on the TSX. The deferred vesting of RSUs also acts as a retention incentive, as grantees lose all rights to previously granted RSUs if they elect to resign prior to the relevant vesting date (which is at least three years following the grant date).

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Restriction on Executive Hedging

Under the Company’s Anti-Hedging Policy, no directors, officers or employees can engage in selling short the securities of Alamos or buying or selling a call or put option in respect of a security of Alamos. Hedging of share-based awards to protect against a decrease in share price is contrary to the purpose for which these rewards and requirements have been introduced.

Cease Trade Orders, Bankruptcies and Penalties and Sanctions

No proposed director of the Company is, as at the date of this Information Circular, or was within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as described below, no proposed director of the Company:

(a)	is, as at the date of this Information Circular, or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In February 2009, Railpower Technologies Corporation filed for bankruptcy. Mr. Mark Wayne was a former director of that company, having ceased to be a director in June 2008.

No proposed director of the Company has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

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Director Compensation for 2013

Effective December 4, 2012, the Board agreed that the following compensation be paid to Directors, Committee Chairs and Committee members for services to the Company in 2013.

Position	Annual Retainer (CAD$)
Chairman of the Board	116,000
Director Annual Retainer (other than Chairman)	50,000
Audit Committee Chair	20,000
Technical and Sustainability Committee Chair	20,000
Compensation Committee Chair	12,000
Corporate Governance Chair	6,000
Audit Committee Member (non-Chair)	10,000
Technical and Sustainability Committee Member (non-Chair)	10,000
Compensation Committee Member (non-Chair)	6,000
Corporate Governance Member (non-Chair)	5,000

In addition to the foregoing, each Director is paid an attendance fee of $1,400 for each full-day Board or Committee meeting attended and $700 for unplanned/unscheduled Board or Committee meetings attended. Mr. McCluskey, who is an officer of the Company, will not receive any fees for serving as a director. These decisions were based on a review of the Company peer group market data as provided by Hugessen Consulting, a third party compensation consultant. The 2013 annual retainer for the Chairman is set at the 25th percentile of the peer group and the annual retainer for the other directors continues to be set at the median of the peer group.

To ensure alignment of pay and performance, the long-term incentive for directors will be paid up to the 75th percentile of the Company’s peer group and will be granted in the form of DSUs.

3. Appointment of Auditor

The persons named in the enclosed form of proxy will vote for the appointment of Ernst & Young LLP, Chartered Accountants, of Ernst & Young Tower, Toronto-Dominion Centre, 222 Bay Street, Toronto, Ontario, as auditor of the Company for the ensuing year, until the close of the next annual meeting of shareholders at remuneration to be fixed by the directors.

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PART THREE – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Role of the Board of Directors

The primary responsibility of the Board is to provide governance and stewardship to the Company. Each of the members of the Board is required to exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board oversees the Company’s systems of corporate governance and financial reporting and controls to ensure that the Company reports adequate and fair financial information to shareholders and engages in ethical and legal corporate conduct. Its goal is to ensure that Alamos continues to operate as a successful business, and to optimize financial returns to increase the Company’s value over time while effectively managing the risks confronting the organization. The Board has adopted a formal mandate setting out the role and responsibilities of the Board, a copy of which is attached as Schedule A to this Circular.

The independent directors meet in the absence of the non-independent director at each quarterly meeting of the Board. John McCluskey, as a member of management and the only director of the Company who is not independent, does not participate in these sessions. The sessions are presided over by Mark Wayne, the Company’s independent Chairman. Any issues addressed at the in camera sessions requiring action on behalf of, or communication to, management are communicated to management by the independent directors.

The Board has also adopted written position descriptions for the Chairman of the Board and the Chief Executive Officer in order to delineate their respective roles and responsibilities. The responsibilities of the Chairman of the Board include providing overall leadership to enhance the effectiveness of the Board; assisting the Board, Board Committees and the individual Directors in effectively understanding and discharging their respective duties and responsibilities; overseeing all aspects of the Board and Board Committee functions to ensure compliance with the Company’s corporate governance practices; acting as an adviser to the CEO and other senior officers; and fostering ethical and responsible decision making by the Board and its individual members. The Chairman of the Board is also required to coordinate and preside at all meetings of the Board and Shareholders, in each case to ensure compliance with applicable law and the Company’s governance practices. The Chairman of the Board, Mark Wayne, is an independent director for purposes of NI 58-101 and is not involved in day-to-day operations of the Company.

The Chief Executive Officer is responsible to: be the leader of an effective and cohesive management team for the Company, set the tone for the Company by exemplifying consistent values of high ethical standards and fairness, lead the Company in defining its vision, be the main spokesperson for the Company, and bear primary responsibility for ensuring that the Company achieves its strategic objectives. The CEO works with and is accountable to the Board with due regard to the Board’s requirement to be informed and to be independent.

19 | ALAMOS GOLD INC

Director Independence

The Board has determined that five of the Company’s six directors are “independent” within the meaning of NI 58-101 and one is not independent. The Board considers that John McCluskey is not an independent director because of his position as President and CEO. The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all the relationships of the directors with the Company and its subsidiaries. “Independence” means a director is independent of management, does not have a material relationship with the Company and, except for director fees and share ownership, does not financially benefit from it. A material relationship is any relationship that could interfere with a director’s ability to exercise independent judgment or inhibit his ability to make difficult decisions about management and the business. For example, employees of a company, its service providers and relatives or close friends of a senior executive all have a material relationship with the company.

The Board also recognizes that, as much as possible, directors should also be independent of each other. To this end the Board has adopted a policy pursuant to which no director shall accept an invitation to join an outside board on which a director of Alamos already sits without previously obtaining the approval of the Corporate Governance Committee. In addition, no more than two of the Company’s directors should generally serve on the same outside board or outside board committee. Any such board and/or committee interlocks shall be reported by the Board to the Company’s shareholders. As of May 1, 2013, no members of our Board served together on the boards (or board committees) of other public companies.

Strategic Planning

Management is responsible for developing and recommending the Company’s strategic plan for approval by the Board each year. The Board discusses strategic planning and related issues at each of its quarterly meetings, including the risks associated with various strategic alternatives. Management carries out periodic reviews of the Company’s strategic plan, based on its progress, and recommends annual corporate objectives, a budget and a long-term financial plan and presents these to the Board for approval. Management also makes presentations to the Board on strategic issues as needed throughout the year.

Risk Management

The Board, in accordance with its mandate, is responsible for the Company’s management of risk. The Alamos Risk Management Program has been developed by the Board as a systematic approach to identifying, assessing, reporting and managing significant risks facing the Company, both at the corporate and operations level. The program helps the Board identify and manage threats to achievement of the Company’s corporate objectives. The Board has delegated the responsibility for overseeing and monitoring, from a process standpoint, the Risk Management Program to the Risk Committee, which is a management committee comprised of the CEO, CFO, COO and VP, Legal of Alamos. The Risk Committee is responsible for ensuring an effective risk management process is in place, and for monitoring and reporting to the Board on the overall risk profile of the Company. Each Board Committee works with the Risk Committee to conduct a periodic risk identification and review process so as to identify any emerging risks, determine the effectiveness of current risk management strategies and, where appropriate, develop new risk management strategies. Within this framework, each Board Committee is responsible for monitoring risks within its specific areas of focus:

•	Audit Committee – accounting related and certain financial risks;
•	Technical and Sustainability Committee – technical, health and safety, environmental, social and related operational, permitting and regulatory risks;
•	Corporate Governance Committee – strategic, regulatory and reputational risks associated with the Company’s corporate governance practices; risks associated with executive succession; and

20 | ALAMOS GOLD INC

•	Compensation Committee – risks presented by improper executive compensation programs (see discussion below under “Compensation Committee”) including the related reputational risks to the organization.

Committees of the Board

There are currently four standing committees of the Board: the Corporate Governance Committee, the Audit Committee, the Compensation Committee and the Technical and Sustainability Committee. Committee members are appointed by and comprised exclusively of members of the Board and are currently all independent directors, with the exception of the Technical and Sustainability Committee where Mr. McCluskey, a non-independent director, is a member. The roles and responsibilities of each Committee are set out in its Board-approved written Charter, which Charter is reviewed annually by the relevant committee and the Corporate Governance Committee.

The mandates of the Committees ensure, collectively, that the Board fulfills its duties and responsibilities and that there is effective supervision and direction of management in the conduct of the affairs of the Company. The Chairman of a committee is selected by the Board from among the members of the relevant committee (with the exception of the Audit Committee, which elects its own Chairman annually). Each Committee Charter includes a description of the role and responsibilities of the Chairman of the Committee, which include presiding over Committee meetings, reporting to the Board with respect to the activities of the Committee, and providing leadership to the Committee and assisting it in reviewing and monitoring its responsibilities set out in its Charter.

The Audit Committee of the Company holds an in-camera session without management present following each of its meetings. Each Committee’s mandate grants it authority to retain and terminate legal or other advisors to the Committee. A copy of the Charter for each of the Committees is posted on Alamos’s website at www.alamosgold.com.

Corporate Governance Committee

The mandate of the Corporate Governance Committee is to assist the Board in monitoring, reviewing and approving Alamos’s corporate governance policies and practices, identifying individuals qualified to become members of the Board and evaluating the functioning of the Board and its Committees on an annual basis.

The Corporate Governance Committee regularly reviews Alamos’s corporate governance practices and policies and, where appropriate, makes recommendations to the Board for changes thereto. The Corporate Governance Committee is responsible for the Company’s compliance with National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators and the NYSE corporate governance standards and for reviewing and approving the annual disclosure relating to such guidelines and standards.

The Corporate Governance Committee is responsible for proposing new nominees to the Board and its Committees. In considering nominees to the Board, the Corporate Governance Committee considers the size, composition and operation of the Board and reviews the independence, skills, qualifications and experience of candidates prior to making a recommendation to the Board. The Corporate Governance Committee also annually reviews and assesses the size, composition and responsibilities of all Board Committees with a view to making recommendations to the Board regarding membership and Chairpersons (see “Skills Matrix” on page 11, above).

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The Corporate Governance Committee annually evaluates the effectiveness of the Board, committees and individual directors. The Committee circulates a written survey questionnaire to directors assessing the effectiveness of the Board and its Committees. The Chairman of the Corporate Governance Committee compiles the responses to the questionnaire to ensure confidentiality, and may also conduct individual director interviews from time to time to complete the assessment prior to reporting back to the Board. Elements of this assessment include the effectiveness of operation of the Board and its Committees, communication between the Board and management, individual peer review, and the effectiveness of strategic direction and risk management processes of the Board and its Committees. Where deemed appropriate, the Committee recommends changes to enhance the performance of the Board and its Committees.

The Corporate Governance Committee holds certain risk management responsibilities in respect of those risks within its area of focus. The Corporate Governance Committee is mindful of risks associated with executive succession. The Corporate Governance Committee, on behalf of the Board, reviews at each of its meetings the succession plans for each of the Company’s executive officers, including through periodic discussion with the CEO regarding executive positions other than CEO. The Corporate Governance Committee also conducts advance planning in this regard by exploring means of pursuing viable alternative executives both from within the organization and from external sources. The Corporate Governance Committee has satisfied itself that there are currently several individuals within the organization that, if needed, could act as CEO on an interim basis while a more thorough search were conducted for a permanent replacement.

In 2012, the Committee oversaw the updating of the corporate governance policy framework of the Company in light of current recommended best practices, including through reviewing and making recommendations to the Board on the following initiatives: mandatory equity ownership for directors, disclosure of director expertise, director orientation and education, executive compensation claw-back, limitation on outside board seats for directors and interlocking directorships, and risk management.

The Committee is comprised of two independent directors: Mark Wayne (Chairman) and Ken Stowe.

Compensation Committee

The mandate of the Compensation Committee is to assist the Board in monitoring, reviewing and approving Alamos’s compensation policies and practices.

The Compensation Committee’s role and responsibilities include developing an executive compensation strategy, reviewing and appraising the performance of the Company’s senior executives, and reviewing the adequacy and form of the compensation of the Company’s senior executives in light of such performance and compensation strategy. In particular, the Compensation Committee reviews and makes recommendations to the Board with respect to corporate objectives relevant to the compensation of the CEO, evaluates the performance of the CEO in light of such objectives, and recommends to the Board the compensation level of the CEO based on this evaluation. The Compensation Committee is also responsible for reviewing and making recommendations to the Board with respect to senior executive compensation. The Compensation Committee also reviews the remuneration of the Company’s directors annually to ensure that it properly reflects the responsibilities associated with being an effective director. The Charter of the Compensation Committee grants it authority to retain and terminate any compensation consultant to assist in reviewing compensation matters, including sole authority to approve the fees and other terms of retention of such consultants.

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The Compensation Committee holds certain risk management responsibilities in respect of those risks within its area of focus. The Board strives to ensure that the members of the Compensation Committee have the skills and experience required to make decisions on whether the Company’s compensation policies and practices are consistent with its risk profile. The Compensation Committee avoids compensation policies which encourage excessive risk taking, such as compensation policies that allow pay out before the risks associated with the performance are likely to materialize, and policies that do not include regulatory compliance and risk management as part of their performance metrics. In the Compensation Committee’s view, compensation outcomes must be symmetric with risk outcomes. Variable compensation for senior executives is considered more risk-aligned when it is deferred. The Committee is also sensitive to the possible reputational damage that could be suffered by the organization where executives are not compensated in a manner that is consistent with the objectives of the Alamos executive compensation program or that is otherwise not in the best interests of the Company and its stakeholders. Other mechanisms used to mitigate executive compensation risks include the Company’s Executive Compensation Claw-back Policy, Minimum Equity Ownership Policy and Anti-Hedging Policy. (See “Managing Compensation Related Risk” below.)

In 2012, the Compensation Committee undertook several major initiatives. In relation to its review and assessment of the performance of the Company’s senior executives, including in connection with executive compensation recommendations, the Committee oversaw development of revised personal performance objectives for such senior officers, in part so as to further align the interests of the senior officers with the Company’s current strategic objectives. The Compensation Committee also oversaw the review and approval of amendments to the Company’s stock option plan; the Anti-Hedging Policy; the SARS plan; the Committee Charter; long-term incentive plan alternatives; executive contracts terms; and the Deferred Share Unit Plan for directors.

The Committee is comprised of three independent directors: David Gower (Chairman), Anthony Garson and Ken Stowe. There were six meetings of the Compensation Committee during 2012. All of the members of the Compensation Committee attended all of the meetings held in 2012 while they were members.

Audit Committee

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s compliance with applicable audit, accounting and financial reporting requirements. More particularly, the Committee oversees the Company’s practices with respect to preparation and disclosure of financial related information, including through its oversight responsibilities with respect to the following: integrity of the quarterly and annual financial statements and management’s discussion and analysis; compliance with accounting and finance-related legal requirements; the audit of the consolidated financial statements; the review of the performance of, and recommendation of the nomination of, the independent auditors; the accounting and financial reporting practices and procedures including disclosure controls and procedures; the system of internal controls including internal controls over financial reporting; implementation and effectiveness of the Code of Business Conduct and Ethics and management of financial business risks that could materially affect the financial profile of Alamos. A full description of the responsibilities of Alamos’s Audit Committee is set forth in its Charter, a copy of which is available at www.alamosgold.com.

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All members of the Audit Committee are financially literate, as defined under NI 52-110. In considering criteria for determination of financial literacy, the Board looks at the ability to read and understand financial statements of the Company. Each of Mark Wayne and Paul Murphy is an “audit committee financial expert” having the attributes required of a “financial expert” as defined under the Sarbanes Oxley Act of 2002. In determining financial expertise, the Board looks at familiarity with emerging accounting issues, past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individuals’ financial sophistication, including being or having been a chief executive officer, a chief financial officer or having held another senior officer position of an entity with financial oversight responsibilities.

In addition to effectively discharging its responsibilities pursuant to its mandate, the Audit Committee also undertook several initiatives in 2012. Among these was oversight of the Company’s US (NYSE) listing of its common shares, a review of director and officer insurance coverage, and oversight of the Company’s whistleblower reporting system.

The Audit Committee currently consists of three independent directors: Paul Murphy (Chairman), Anthony Garson and Mark Wayne. There were four meetings of the Audit Committee during 2012. All of the members of the Committee attended all of the meetings held in 2012.

Technical and Sustainability Committee

The mandate of the Technical and Sustainability Committee is to oversee Alamos’s technical, environmental, health and safety and social responsibility performance at all operations and projects of the Company, to monitor related current and future regulatory issues and to make recommendations, where appropriate, to the Board. The Committee also oversees the development and implementation of the Company’s policies and practices on technical, environmental, health, safety and social responsibility matters in light of applicable laws and recommended best practices in the various jurisdictions in which the Company conducts its operations. To achieve this, the Committee reviews the Company’s existing programs to ensure that they minimize or prevent the effects of Alamos’s operations on the environment, and monitors their effectiveness. It also reviews the measures implemented, and key resources committed to, developing a positive relationship with the individuals and communities impacted by Alamos’s operations. The Committee strives to ensure that the individuals employed in its areas of focus from each jurisdiction in which the Company operates communicate regularly and effectively with one another such that the value of their respective experiences and expertise are optimized.

To more clearly communicate the Company’s priorities in these areas to its employees and other stakeholders, the Committee has recently developed the Company’s Health and Safety Policy as well as the Company’s Environmental and Sustainability Policy. The Committee has also committed to conducting a review and, where appropriate, refinement of, the Company’s sustainability-related risk management practices, and to overseeing the development of an annual Sustainability Report of the Company beginning in 2013.

There was one meeting of the Technical and Sustainability Committee during 2012, which was attended by all members of the Committee. The Technical and Sustainability Committee now consists of three directors: Ken Stowe (Chairman), Anthony Garson and John McCluskey.

PART FOUR – REPORT ON EXECUTIVE COMPENSATION

As at December 31, 2012, the end of the most recently completed financial year of the Company, the five Named Executive Officers (or “NEOs”) of the Company are the President and Chief Executive Officer (“CEO”) (John A. McCluskey), the Chief Financial Officer (“CFO”) (James Porter), the Vice President and Chief Operating Officer (“COO”) (Manley Guarducci), the Vice President, Corporate Development (Charles Tarnocai) and the Vice President, Projects (Han Ilhan).

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Compensation Discussion and Analysis

The Alamos executive compensation program is designed to achieve the following objectives:

•	attract, retain and motivate people of the highest quality;

•	align the interests of the CEO and the senior executives with the Company’s shareholders;

•	create incentives to achieve established corporate and individual performance objectives;

•	properly reflect the respective duties and responsibilities of the senior executives; and

•	create incentives relating to risk management and regulatory compliance.

These objectives are embedded in the Charter of the Compensation Committee, and reflect the Company’s pay-for-performance philosophy for compensation of its executives. Each of the elements of the Company’s compensation program (base salary, annual bonus and long-term incentives) are designed to achieve one or more of these objectives, both in the short and long-term.

Compensation for the Named Executive Officers, and the balance of the executive officers, consists of a base salary, annual incentive in the form of a discretionary annual bonus, and a longer-term incentive in the form of either stock option grants or cash-settled stock appreciation rights. The Compensation Committee reviews and recommends base salary levels to the Board based on a number of factors, in order to enable the Company to attract, motivate and retain high quality executives who are critical to the Company’s long-term success. Annual incentive compensation is linked to achievement of individual and annual corporate objectives, thereby aligning interests of the executives with those of the Company’s shareholders. Long-term equity incentive compensation is provided to align the interests of executive officers with the longer term interests of shareholders.

Overall, the Company’s compensation strategy is to target compensation between the 50th and 75th percentile of the Company’s defined peer group, factoring in experience and performance. Historically, the Company placed greater weight on short and long-term incentives to achieve the 75th percentile with respect to total compensation. However, since 2010, the Company has placed greater weight on base salaries, moving them closer to the 50th and in some cases to the 75th percentile or higher. The Company has offset the increased base salaries with lower stock option/stock appreciation rights grants relative to prior years. As an executive officer’s level of responsibility and ability to influence Company operations and results increases, the mix of total compensation is weighted more heavily to pay at risk (bonus and long-term incentive), thereby increasing the mutuality of interest between executive officers and shareholders. No benefits are conferred through a contribution to a pension plan.

The Company’s annual performance and compensation review was led and conducted by the Compensation Committee in late 2012 with conclusions on 2012 bonuses and 2013 base salaries determined at a Board meeting held on December 4, 2012. Decisions with respect to 2012 base salaries for the Named Executive Officers and other executive officers were made by the Board during the annual review meeting held on December 6, 2011. Decisions with respect to 2012 stock option grants were made by the Board of Directors on July 30, 2012.

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Independent Advice – On August 17, 2012, the Compensation Committee commissioned a study with Hugessen Consulting as follows:

Services	Associated Fees

2012 Executive Compensation-related Fees:

a)      review the total compensation strategy;

b)      review the comparator (peer) group;

c)      provide comparator compensation for the CEO, CFO, the three other NEOs and the balance of executive team; and

d)      review and comment on the competitiveness of the Company’s termination and severance policy with respect to termination without cause provisions.

Total fees paid in 2012 for compensation surveys and reviews was CAD$95,291.01
2012 Compensation Survey Fees: a) Coopers Consulting b) Hay Group	CAD$3,390.00 CAD$30,831.01
2011 Compensation Survey Fees: a) Coopers Consulting b) Hay Group	CAD$1,808.00 CAD$29,563.74

Hugessen Consulting did not provide any services to the Company or management other than, or in addition to, the services described above. The Compensation Committee must pre-approve other services provided by the Compensation consultant at the request of management.

The Company participated in the following compensation surveys in 2012:

•	2012 Mining Industry Salary Survey conducted by Coopers Consulting and PwC; and

•	2012 Global Mining Compensation Review conducted by Hay Group;

The above surveys include organizations varying in size by market capitalization, headcount and location of corporate office, and report findings on those bases.

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The companies that were selected to be a part of the peer group were chosen based on their having similar characteristics to the Company with respect to some or all of the following: industry, revenue, net income, corporate structure and market capitalization using a set of criteria that is current and relevant and reflects common industry practice. The peer group in the table below was selected by the Board on June 19, 2012.

Company Name	Market Capitalization (US$000)(1)	Annual Revenue (US$000)(1)	Share Price(2) ($CAD)	Number of Employees
IAMGOLD Corporation	4,080	1,673	9.92	5269
New Gold Inc.	3,694	696	7.98	1509
Osisko Mining Corporation	2,897	266	7.02	752
Pan American Silver	2,484	855	16.38	5400
Lundin Mining Corporation	2,445	784	3.74	1500
Detour Gold Corporation	2,370	—	21.20	400
Allied Nevada Gold Corporation	2,363	152	25.05	291
Centerra Gold Inc.	2,316	1020	9.48	3159
Aurico Gold Inc.	2,260	402	7.79	565
Hudbay Minerals Inc.	1,567	756	8.22	1490
Alacer Gold Corporation	1,521	557	5.54	672
Semafo Inc.	1,294	396	4.65	2300
(1)	Calculated as at December 31, 2011.
(2)	Calculated as at May 18, 2012.

Changes to the peer group from 2012 included the addition of:

•	Pan American Silver
•	Detour Gold Corporation
•	Allied Nevada Gold Corporation
•	Alacer Gold Corporation
•	Semafo Inc.

and removal of:

•	B2Gold Corporation
•	Red Back Mining Incorporated
•	Minefinders Corporation
•	Silver Wheaton Corporation
•	Eldorado Gold Corporation
•	Thompson Creek Metals Company
•	Uranium One Incorporated
•	Inmet Mining Corporation

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•	Katanga Mining Limited
•	Quadra FNX Mining Limited
•	Equinox Minerals Limited

Base salary determinations for the 2012 year were made based on a 2010 report prepared by compensation consultant Towers Watson. The data reported in the Towers Watson 2010 survey was increased by 4% annually to reflect general market increases as reported by various compensation sources. Bonus determinations for 2012 were based on a report conducted by Hugessen Consulting in 2012.

Key components of the Company’s compensation plan are discussed in greater detail below.

Base Salary

Base salaries provide executive officers with monthly remuneration based on the position and the required qualifications and skills to effectively perform the functions contained in the job description. Base salaries are also the determinant for other forms of compensation (annual incentive and long-term incentive) to the extent these are paid/granted as a percentage of base salary. Base salaries are intended to be internally equitable and externally competitive with the principal objectives being to attract candidates and retain and motivate existing executives and employees. Salaries are reviewed annually based on performance levels within the Company, and in comparison to base salaries for similar roles in peer group companies. The target base salary range is between the 50th and 75th percentile of the peer group and/or the market at large, although not all executives fall within this range initially. Annual adjustments to base salary are assessed and recommended by the Compensation Committee to the Board for final decision.

Annual Incentive Plans

The Compensation Committee determines, on a discretionary basis, annual incentive awards (bonuses) to be paid by the Company to the executive officers of the Company, in respect of a financial year, based on both individual and corporate performance, as well as the recommendations of the CEO (regarding other NEOs). Each executive officer is responsible for presenting specific individual goals and objectives to the Board for review and approval on an annual basis. The CEO approves, on a discretionary basis, bonuses to be paid by the Company to all other eligible employees of the Company in respect of a financial year. An annual performance bonus is provided as an element of total compensation to provide an incentive to achieve or exceed annual goals consistent with operating or financial metrics that can generally be improved on a year over year basis. The Company metrics are outlined in the table below under “Review of Recent Performance and Performance Objectives”. All executives other than the CEO have a 50:50 weighting of their individual versus corporate metrics. The CEO is measured wholly on corporate metrics.

Stock Option Plan

The Company’s Stock Option Plan (the “Option Plan”) is a key component of total compensation whereby the Company provides its officers with the incentive to achieve the Company’s goal of price appreciation for its common shares. Because each officer is charged with achieving maximum performance through its operating and financial metrics, each officer is capable of delivering performance-based results which can result in share price appreciation. Each officer is awarded a substantial option package on entering service and annual grants are reviewed by the Board. The Company does utilize the initial value of a grant (as determined using the Black Scholes option pricing model) for evaluating executive compensation given this is a common practice amongst the Company’s peer group. The Board does believe that the holder cannot normally monetize the value of the grant through any existing market, and such a metric is abnormally high in the year an executive is appointed to his or her position as a result of the initial grant.

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The Option Plan was initially established and approved in 2003 to allow the Company to grant stock options to directors, officers, employees and consultants of the Company and its subsidiaries and affiliates. The Option Plan was most recently approved and amended by the Board on April 24, 2012 and was approved by shareholders on May 31, 2012.

The number of stock options which may be issued under the Option Plan in the aggregate and in respect of any financial year is limited under the terms of the Option Plan and cannot be increased without shareholder approval. Stock options granted to officers have a five year term and are exercisable at a price determined by the Board, at the time any option is granted. In no event shall such price be lower than the price permitted by the Toronto Stock Exchange (the “TSX”) and any stock exchange or exchanges or regulatory agency having jurisdiction. See “Securities Authorized for Issuance under Equity Compensation Plans” below for further details of the Option Plan.

Option Re-pricing

No options held by the Named Executive Officers are permitted to be, or were, re-priced downward during the Company’s most recently completed financial year ended December 31, 2012.

Stock Appreciation Rights (“SARs”)

In 2011, the Board approved a cash-settled stock appreciation rights plan (the “SARs Plan”) to grant incentive SARs to directors, officers, employees and consultants of the Company or any of its subsidiaries and affiliates. A cash-settled stock appreciation right (“SAR”) entitles a participant to receive cash consideration equal to the appreciation in value of the Company’s common shares over a certain period of time. The term and vesting provisions are authorized by the Board at the time of the grant. Following amendments to the SARs Plan made by the Board in 2012, SARs granted under the SARs Plan are exercisable for a five-year period, vesting 1/3 on the anniversary of the date of grant, and 1/3 at each twelve month interval following the date of grant, until fully vested. The strike price of a SAR cannot be lower than the market price of the common shares of the Company at the date of the grant of the SAR, where market price is the closing price of the Company’s common shares on the TSX on the business day on which the grant of the SAR is approved by the Board.

SARs are cash-settled liabilities, which are initially valued and re-measured at each reporting date using the Black-Scholes option-pricing method. At the settlement date, the SARs liability is re-measured to the intrinsic value or cash payment required to settle the SARs liability. Changes in the fair value of the SARs liability are recognized as an expense within share-based compensation in the Statements of Comprehensive Income.

The CEO, in discussion with management, makes recommendations to the Compensation Committee and Board on the grant of options and/or stock appreciation rights consistent with the terms and conditions of the Option Plan and the SARs Plan. The Board approves all stock option/stock appreciation rights grants. The Board may delegate the authority to review and approve stock option/stock appreciation rights grants to a committee of the Board. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibility and the ability of the position to influence Company performance and support the retention of executives in a competitive market. Stock option awards are paid in alignment with the overall compensation strategy to pay its executives up to the 75th percentile. Grants to executives are typically made to new hires who qualify for option award grants based on the terms of their contract. The initial level of grant is generally higher than subsequent annual grants at a ratio of 2:1 or 3:1 depending on the total compensation package. All grant awards are subject to a vesting period.

No SARs were granted to any Named Executive Officer in 2012.

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Pension Plans

The Company does not provide pension plan benefits to its directors, executive officers or any employees.

Managing Compensation-Related Risk

The Board and the Compensation Committee have an active role in risk oversight regarding the Company’s compensation policies and practices. They consider all factors related to an executive’s performance and regularly assess, as part of their respective deliberations, the risk implications of the Company’s compensation policies and practices, including the potential for any inappropriate or excessive risk-taking by its executive officers, in determining compensation. The Company uses the following practices to discourage inappropriate or excessive risk-taking by directors and executive officers:

•

The Compensation Committee avoids compensation policies which encourage excessive risk taking, such as compensation policies that allow pay out before the risks associated with the performance are likely to materialize, and policies that do not include regulatory compliance and risk management as part of their performance metrics. In the Compensation Committee’s view, compensation outcomes must be symmetric with risk outcomes. Variable compensation for senior executives is considered more risk-aligned when it is deferred. Specifically, the payout for the executive should be deferred until the long-term impact of the action that is taken can be assessed and determined.

•

Incentive compensation awards are based upon achievement of both corporate and personal objectives, and are not inordinately weighted to any single metric, which in the Company’s view could be distortive. Compensation packages consist of an appropriate mix of fixed and performance based compensation, with short and long term performance conditions.

•

Each director of the Company is required to own common shares in the capital of the Company equivalent to their respective annual remuneration or a minimum of 3,000 common shares, whichever is lower. The CEO is the only executive required to own a minimum number of common shares, specifically, that number of shares having a value equal to three times his base salary. (See “Election of Directors – Equity Ownership Requirement for Directors”, above.)

•	The Compensation Committee has discretion in assessing the annual incentive awards paid to executive officers of the Company, based on both individual and corporate performance.

•

The long-term incentives available to executives (Options and SARs) are subject to gradual vesting provisions, such that the interests of grantees remain aligned with those of shareholders for a longer period, including with respect to the impact of their decisions on the Company’s share price performance.

•

The Board has adopted an Anti-Hedging Policy which prohibits directors and executive officers from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange traded funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a director or executive officer.

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•

The Board has adopted an Executive Compensation Claw-back Policy concerning future awards made under the Company’s incentive plans. Under this policy, which applies to all executives, the Board may, in its sole discretion, to the full extent permitted by governing laws and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement of all or a portion of incentive compensation received by an executive in certain circumstances. Specifically, the Board may seek reimbursement of full or partial compensation from an executive or former executive officer in situations where:

¡

the amount of incentive compensation received by the executive or former executive officer was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements;

¡	the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and

¡	the incentive compensation payment received would have been lower had the financial results been properly reported.

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Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for the financial years ended December 31, 2012, 2011 and 2010. All figures are in United States dollars, the Company’s reporting currency, unless otherwise indicated. Compensation earned in Canadian dollars have been converted into United States dollars at the average 2012 CAD:USD exchange rate of CAD$1.00 = US$0.9996. The value of option-based awards is translated into United States dollars at the exchange rate in effect on the date of the option grant.

Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Option-based Awards ($)(1)	Non-equity Annual Incentive Plans ($)(2)	Pension Value ($)	All other Compensation ($)(3)	Total Compensation ($)
John A. McCluskey President and CEO	2012	597,749	N/A	1,370,160	584,300	N/A	8,303	2,560,512
	2011	581,555	N/A	1,512,000	535,031	N/A	8,624	2,637,210
	2010	509,250	N/A	3,768,000	585,638	N/A	6,898	4,869,786
James Porter CFO	2012	269,887	N/A	548,065	187,234	N/A	2,394	1,007,580
	2011	230,404	N/A	630,000	163,847	N/A	4,200	1,028,451
	2010	175,735	N/A	1,256,000	145,500	N/A	—	1,577,235
Manley Guarducci VP and COO	2012	415,825	N/A	685,081	299,394	N/A	2,394	1,402,694
	2011	404,304	N/A	756,000	291,283	N/A	2,593	1,454,180
	2010	297,000	N/A	2,512,000	257,050	N/A	9,564	3,075,614
Charles Tarnocai Vice President Corporate Development	2012	269,887	N/A	548,065	106,268	N/A	—	924,220
	2011	242,736	N/A	504,000	163,847	N/A	—	910,583
	2010	208,429	N/A	1,256,000	145,500	N/A	—	1,609,929
Han Ilhan(4) Vice President Projects	2012	360,000	N/A	548,065	108,000	N/A	38,880	1,054,945
	2011	75,000	N/A	1,245,000	27,000	N/A	3,600	1,350,600
	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A

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(1)	The grant date fair value of option-based awards for 2012 was calculated using a Black-Scholes option pricing model, applying the following key inputs:

Risk-free rate	1.0%-1.2%
Expected dividend yield	1.04%
Expected stock price volatility	40%-51%
Expected option life, based on terms of the grants (months)	30-60

Key inputs used in the valuation of 2011 and 2010 stock option grants are as disclosed in the Management Information Circulars filed April 26, 2012 and April 29, 2011 respectively.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and, therefore, it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants. The Company uses an option-pricing model because there is no market for which employee options may be freely traded. Readers are cautioned not to assume that the value derived from the model is the value that an employee might receive if the options were freely traded, nor assume that these amounts are the same as those reported for by the employee as income received for tax purposes.

(2)	Represents annual bonus payments made in cash in the years indicated.

(3)	Consists of Company-paid parking, extended medical and, in the case of Han Ilhan, a monthly living allowance.

(4)	Han Ilhan joined Alamos on October 17, 2011. The salary reported in 2011 is the pro-rated salary for his period of employment. Han Ilhan’s SARs grant in 2011 was an initial grant upon commencement of employment with the Company.

CEO Compensation

The table below outlines key metrics with respect to CEO total compensation. Relative to the Company peer group, the CEO differential of 1.83 times that of the next highest-paid NEO falls slightly above the median while the CEO compensation as a percentage of earnings relative to the peer group falls below the median. It should be noted that not all companies in the peer group reported having earnings in 2012.

Differential between CEO Total Compensation and Next Highest NEO	Total Compensation of the CEO as a Percentage of 2012 Earnings ($117.956M)
1.83X	2.2%

Review of Recent Performance and Performance Objectives

The annual incentive plan is structured to recognize individual and Company-wide performance. Goal achievement equates to a 100% target payout, while exceeding goals is recognized by a payout of up to 200% of base salary. Individual goal recognition is determined in concert with overall corporate performance. Equally, the Board has the discretion to recognize goals that are not fully achieved but would be paid at a threshold level (below target). Target annual incentive payout levels are expressed in ranges and as percentages of base salary.

The NEOs are measured on their individual goals and on the corporate metrics which are set out in the table below. For all NEOs except for the CEO, individual and corporate metrics are weighted equally (50:50). The President and CEO, John McCluskey, however, is evaluated on the achievement of corporate metrics only.

The Compensation Committee and the Board considered the individual and corporate goals and results for 2012 and determined that, while the key corporate metrics were achieved, overall corporate performance was rated at 85% of target bonus. As a result, the CEO’s bonus was paid at 85% of his target. Bonuses (corporate and individual metrics) for the balance of the NEOs were paid as follows:

•	Jamie Porter, CFO was paid 92.5% of the total target bonus;

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•	Manley Guarducci, VP and COO was paid 80% of the total target bonus;

•	Charles Tarnocai, VP, Corporate Development was paid 52.5% of the total target bonus; and

•	Han Ilhan, VP, Projects and Country Manager, Turkey was paid 75% of the total target bonus.

Chief Executive Officer

Reports directly to the Board, and is responsible for providing leadership and vision leading to the success of the Company and the best interests of its shareholders. In addition to being the Company’s public spokesman, the CEO has overall responsibility for ensuring that the Company is adequately financed for operations and growth opportunities and is charged with developing and maintaining a team of individuals to assist him in delivering on the Company strategy and the day-to-day affairs of the Company, as well as carrying out the other duties and responsibilities assigned by the Board to the CEO. Mr. McCluskey’s bonus in 2012 was based on his leadership of the Company and shared responsibility with his executives for achieving the Company’s corporate goals. The Company’s share price performance during the year was also a factor considered in his compensation.

Chief Financial Officer

Responsible for monitoring and maintaining the Company’s financial strength, ensuring adequate liquidity and managing counterparty arrangements, achieving return on investment targets, reviewing and implementing tax savings opportunities, analysis and funding of acquisition/merger opportunities and overall financial disclosures. Mr. Porter’s bonus in 2012 was based on continued corporate balance sheet strength which allowed the Company to maintain its dividend at the highest level to date. In addition, the Company achieved a high rate of return on assets and equity (significantly better than industry average) and maintained high quality financial disclosures, while improving the timeliness of its financial reporting.

Vice President and Chief Operating Officer

The COO is responsible for establishing and achieving corporate objectives relating to operational, financial, health and safety and social responsibility objectives, and for ensuring adequate return on capital investments. Mr. Guarducci’s bonus in 2012 was based on achieving the Company’s production guidance (and record annual production) while maintaining industry leading low-cost operating costs.

Vice President, Corporate Development

Responsible for reviewing and identifying new projects that meet internal acquisition criteria and making recommendations to the Board and, in 2012, ensuring the Company met or exceeded the Company’s reserve and resource goals. Mr. Tarnocai’s bonus in 2012 was based on discerning promising acquisition targets from those not suited for the Company’s investment and identifying one opportunity that resulted in a hostile bid for Aurizon Mines. He also, subsequent to year end, successfully transitioned exploration management responsibilities to the new VP of Exploration of the Company, Jason Dunning.

Vice President, Projects

Responsible for overseeing the advancement of the Company’s key development projects in Turkey. Responsible for managing local teams comprised of consultants, contractors and/or employees of professionals specializing in mining, metallurgy, process design, engineering, power, procurement (contracts, procurement and logistics) and government and community relations. Mr. Ilhan’s bonus in 2012 was based on continuing to develop and strengthen the team in Turkey, while advancing the Turkish projects to the preliminary feasibility stage.

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Below is a summary of the key corporate metrics applied in determining the 2012 bonus amounts. The results reported under the “2012 Projection Presented to Board” column were those as at the year-end Board meeting held December 4, 2012. The results reported under the “2012 Actual” column were those achieved in the period January 1, 2012 to December 31, 2012.

Corporate Metric	2012 Plan	2012 Projection Presented to Board	2012 Actual
Earnings Per Share (basic, after tax)	$0.95	$1.00	$0.98
Return on Average Assets (ROAA)	16.9%	19%	17%
Return on Average Assets (excluding cash and short-term investments)	28.2%	31%	30%
Return on Average Equity (ROE)	18.9%	20%	20%
Cash Operating Cost per Ounce Sold (excluding royalty)	$365-$390 (excl. royalty)	Below $360	$355
Safety Record	Achieve Budget	Met	Satisfactory
Production (ounces (Au))	200,000 to 220,000 oz.	195,000-200,000	200,000
Capital and Development Priorities:
A) Escondida Development B) Escondida Gravity Mill C) Pre-feasibility study on Turkish development projects	A) Complete by end of Q1-12 B) Producing in Q1-12 C) EIA filed in Q2-12, with gov’t approval in Q3-12. PFS completed in Q2-12	A) Completed by end of Q1-12 B) Producing in Q1-12; C) EIA filed in Q4-2012. PFS completed in Q2-12	A) Completed by end of Q1-12 B) Producing in Q1-2012 C) EIA filed in Q4-12; PFS completed in Q2-12
Resource & Reserve Growth (ounces (Au))	>500k oz. resource	Achieved	Achieved

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Incentive Plan Awards

Value Vested or Earned During Year

The following table sets out the value vested or earned for all incentive plan awards held by Named Executive Officers during the most recently completed financial year ended December 31, 2012 (values are in United States dollars converted at the average rate for 2012 of CAD$1.00 = US$0.9996 for vested amounts):

Name	Value Vested Option-based awards during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation –Value earned during the year ($)
John A. McCluskey	1,058,576	N/A	584,300
James Porter	396,591	N/A	187,234
Manley Guarducci	618,253	N/A	299,394
Charles Tarnocai	352,859	N/A	106,268
Han Ilhan	161,056(2)	N/A	108,000

(1)	Prior to 2012, each stock option or SARs grant vested 20% on grant, and an additional 20% vested at each six month anniversary date (two-year total vesting period). For stock option and SARs grants in 2012, vesting occurs in three tranches from the first anniversary of the grant in equal amounts.

Outstanding Share-based Awards and Option-based Awards

The following table sets out the outstanding option-based awards (including SARs) held by the Named Executive Officers as at December 31, 2012 (no share-based awards are outstanding). Values are in US dollars converted at year-end rate for 2012 of CAD$1.00 = US$1.0051 for unexercised value.

Name	Option-based Awards (includes SARs)

	Number of securities underlying unexercised options	Option exercise price (CAD$)	Option expiration date (dd/mm/yyyy)	Value of unexercised in- the-money options (1) ($)
John McCluskey	300,000	9.80	08/06/2014	2,306,705
	600,000	14.92	02/06/2015	1,525,742
	300,000	14.24	12/05/2016	967,911
	250,000	16.30	30/07/2017	288,966

James Porter	180,000	14.92	02/06/2015	457,723
	100,000	14.24	12/05/2016	322,637
	100,000	16.30	30/07/2017	115,587

Manley Guarducci	320,000	14.92	02/06/2015	813,729
	150,000	14.24	12/05/2016	483,956
	125,000	16.30	30/07/2017	144,483

Charles Tarnocai	100,000	14.92	02/06/2015	254,290
	100,000	14.24	12/05/2016	322,637
	100,000	16.30	30/07/2017	115,587

Han Ilhan	100,000	16.30	30/07/2017	115,587
	200,000	17.01	07/11/2016	88,449
(1)	Calculation based on the closing price of the Company’s common shares on the TSX at December 31, 2012 of $17.45 CAD.

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Gains Realized on Stock Options Exercised by NEO’s in 2012

The table below summarizes the realized gains on stock options exercised by the NEO’s during the 2012 year.

Name	Gains Realized on Stock Options Exercised ($)
John A. McCluskey	7,717,846
James Porter	290,384
Manley Guarducci	1,790,178
Charles Tarnocai	315,474
Han Ilhan	N/A(1)

(1)	There were no SARs exercises and therefore no gains realized by the VP Projects on SARs in the 2012 year.

Termination and Change of Control

An internal review, based on publicly available information on the Company defined peer group, of change of control terms for all NEO’s were revised in 2011 as per a Board resolution dated August 2, 2011. These changes, in addition to modifications to the restrictive covenant terms in each NEO’s employment agreement, have been incorporated into revised employment agreements.

As at December 31, 2012, the end of the most recently completed financial year of the Company, the Company had entered into employment agreements with each of the Named Executive Officers, as follows.

John A. McCluskey, President and CEO

Mr. John A. McCluskey acts as President and CEO of the Company pursuant to an employment agreement with the Company dated November 1, 2004. As of January 1, 2013, he receives an annual base salary of CAD$650,000 (all amounts paid to Mr. McCluskey are in Canadian funds) payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives annually an additional CAD$2,000 medical benefit allowance as part of an executive medical plan established in 2010. Mr. McCluskey also has an annual medical benefit with a private healthcare provider valued at CAD$2,395 per annum. His compensation is reviewed annually by the Board, and may be increased at the Board’s discretion each year.

Mr. McCluskey is also eligible for a discretionary annual cash bonus. In 2012, Mr. McCluskey received a bonus of 85% of his target bonus for a total payment of CAD$584,545. In 2011, Mr. McCluskey received a bonus of CAD$529,000 in respect of his performance in 2011. In 2010, Mr. McCluskey received an annual bonus of CAD$603,750 in respect of 2010 performance.

Mr. McCluskey received a grant of options to purchase 250,000 common shares at CAD$15.80 per share in 2012, a grant of 300,000 common shares at CAD$14.24 per share in 2011, and a grant of options to purchase 600,000 common shares at CAD$14.92 in 2010. All stock option grants were for a period of five years, however, in 2012, were subject to a three-year vesting provision while in 2011 and 2010 were subject to a two-year vesting provision. Mr. McCluskey is entitled to 28 calendar days of paid vacation each year.

The term of Mr. McCluskey’s engagement is indefinite. If Mr. McCluskey is terminated without cause, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment equal to 24 months’ base salary plus two additional months for each year subsequent to the first year of his engagement. If Mr. McCluskey has his engagement as President and CEO terminated as a result of a change of control of the Company, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of 36 months base salary.

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James Porter, CFO

Mr. James Porter acts as CFO of the Company pursuant to a revised employment agreement with the Company with dated November 7, 2012. As of January 1, 2013, he receives an annual salary of CAD$300,000 (all amounts paid to Mr. Porter are in Canadian funds) payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an annual benefit allowance of CAD$2,000 as part of an executive medical plan established in 2010. Mr. Porter also has an annual medical benefit with a private healthcare provider valued at CAD$2,395 per annum. His compensation is reviewed annually by the CEO and the Board, and may be increased at its discretion each year.

Mr. Porter is also eligible for a discretionary annual cash bonus. In 2012, Mr. Porter received a bonus of CAD$187,313 in respect of his performance in 2012. In 2011, Mr. Porter received a bonus of CAD$162,000, in 2010, Mr. Porter received a bonus of CAD$150,000.

In 2012, Mr. Porter received a grant of options to purchase 100,000 common shares at CAD$15.80 per share, a grant of options to purchase 125,000 common shares at CAD$14.24 per share in 2011 and a grant of options to purchase 200,000 common shares at CAD$14.92 in 2010. All stock option grants were for a period of five years, however, in 2012, were subject to a three-year vesting provision while in 2011 and 2010 were subject to a two-year vesting provision. Mr. Porter is entitled to 20 calendar days of paid vacation each year.

The term of Mr. Porter’s engagement is indefinite. If Mr. Porter’s engagement is terminated without cause, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of twelve (12) months base salary for a period of employment less than twelve (12) months plus two (2) additional months for each year subsequent year of employment to a maximum severance of twenty-four (24) months, in addition to an amount equivalent to one (1) year’s incentive bonus based on the average of the prior three (3) years, plus an amount equal to the value of benefits paid for by the Company in the prior year. If Mr. Porter’s engagement is terminated as a result of a change of control of the Company, he is entitled to receive a lump sum termination fee equal to twenty-four (24) months of base salary, plus an amount on account of the annual incentive bonus equivalent to one (1) year’s incentive bonus based on the average of the prior three (3) years, plus an amount equal to the value of benefits paid for by the Company in the prior year.

Manley Guarducci, Vice President and COO

Mr. Manley Guarducci acts as Vice President and COO of the Company pursuant to a revised employment agreement with the Company dated November 7, 2012. As of January 1, 2013, he receives an annual salary of CAD$435,000 (Mr. Guarducci is paid in Canadian funds) payable in equal semi-monthly installments. In addition, he participates in the Company’s health benefit program offered to all its employees in Canada. As an officer, he also receives an additional annual $2,000 benefit allowance as part of an executive medical plan established in 2010. Mr. Guarducci has an annual medical benefit with a private healthcare provider valued at CAD$2,395. His compensation is reviewed annually by the CEO and the Board, and may be increased at its discretion each year.

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Mr. Guarducci is also eligible for a discretionary annual cash bonus. Mr. Guarducci received a bonus of CAD$299,520 in respect of 2012, a bonus of CAD$288,000 in respect of 2011 performance, and a bonus of CAD$265,000 in respect of performance in 2010.

In 2012, Mr. Guarducci received a grant of options to purchase 125,000 common shares at CAD$15.80 per share, in 2011, a grant of options to purchase 150,000 common shares at CAD$14.24 per share and in 2010 he received a grant of options to purchase 400,000 common shares at CAD$14.92 per share. All stock option grants were for a period of five years, however, in 2012, were subject to a three-year vesting provision while in 2011 and 2010 were subject to a two-year vesting provision. Mr. Guarducci is entitled to 20 calendar days of paid vacation each year.

The term of Mr. Guarducci’s engagement is indefinite. If Mr. Guarducci’s engagement is terminated without cause, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of twelve (12) months base salary for a period of employment less than twelve (12) months plus two (2) additional months for each year subsequent year of employment to a maximum severance of twenty-four (24) months, in addition to an amount equivalent to one (1) year’s incentive bonus based on the average of the prior three (3) years, plus an amount equal to the value of benefits paid for by the Company in the prior year. If Mr. Guarducci’s engagement is terminated as a result of a change of control of the Company, he is entitled to receive a lump sum termination fee equal to twenty-four (24) months of base salary, plus an amount on account of the annual incentive bonus equivalent to one (1) year’s incentive bonus based on the average of the prior three (3) years, plus an amount equal to the value of benefits paid for by the Company in the prior year.

Charles Tarnocai, Vice President Corporate Development

Mr. Charles Tarnocai acts as Vice President of Corporate Development of the Company pursuant to an employment agreement with the Company dated November 7, 2012. Mr. Tarnocai accepted the additional role of Vice President, Exploration on February 23, 2012, and served in this dual capacity until February of 2013. As of January 1, 2013, he receives annual compensation of CAD$270,000 (all amounts paid to Mr. Tarnocai are in Canadian funds) payable in equal semi-monthly installments, plus he participates in the Company’s health benefit program offered to all its employees in Canada. As an officer, he also receives an additional annual CAD$2,000 benefit allowance as part of an executive medical plan established in 2010. His compensation is reviewed annually by the CEO and the Board, and may be increased at its discretion each year.

Mr. Tarnocai is eligible for a discretionary annual cash bonus. Mr. Tarnocai received a performance-based bonus of CAD$106,313 in 2012, a bonus of CAD$162,000 in 2011, and a bonus of CAD$150,000 in 2010. In 2012, he received a grant of options to purchase 100,000 common shares at CAD$15.80, in 2011, he received a grant of options to purchase 100,000 common shares at CAD$14.24, and in 2010 he received a grant of options to purchase 200,000 common shares at CAD$14.92 per share. All stock option grants were for a period of five years, however, in 2012, were subject to a three-year vesting provision while in 2011 and 2010 were subject to a two-year vesting provision. Mr. Tarnocai is entitled to 20 calendar days of paid vacation each year.

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The term of Mr. Tarnocai’s engagement is indefinite. If Mr. Tarnocai’s engagement is terminated without cause, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of twelve (12) months base salary for a period of employment less than twelve (12) months plus two (2) additional months for each year subsequent year of employment to a maximum severance of twenty-four (24) months, an amount equivalent to one (1) year’s incentive bonus based on the average of the prior three (3) years, plus an amount equal to the value of benefits paid for by the Company in the prior year. If Mr. Tarnocai’s engagement is terminated as a result of a change of control of the Company, he is entitled to receive a lump sum termination fee equal to twenty-four (24) months of base salary, plus an amount on account of the annual incentive bonus equivalent to one (1) year’s incentive bonus based on the average of the prior three (3) years, plus an amount equal to the value of benefits paid for by the Company in the prior year.

Han Ilhan, Vice President Projects

Under an agreement with Han Ilhan, dated October 17, 2011, Mr. Ilhan acts as Vice President, Projects of the Company. He receives annual compensation of US$360,000 effective October 17, 2011 (all amounts paid to Mr. Ilhan are in US funds) payable in equal monthly installments, plus he participates in the Company’s medical and dental benefit program offered to all its expatriate employees. In 2012, his base salary remained USD$360,000 however is reviewed annually by the Board, and may be increased at its discretion each year.

Mr. Ilhan is eligible for a discretionary annual cash bonus. Mr. Ilhan received a USD$108,000 bonus in 2012, and a bonus of US$27,000 bonus in respect of his performance in 2011 which was pro-rated to reflect his period of employment in 2011. Mr. Ilhan is eligible for a completion bonus that may be paid at two critical points in the project timeline; approval of specific permits and project commissioning. The amount that may be paid is between 20% and 50% of his base salary and is at the discretion of the Board. In 2012, he received a grant of options to purchase 100,000 common shares at CAD$15.80, and in 2011, he received an initial grant of 200,000 SARs at CAD$17.01 per share All stock option grants were for a period of five years, however, in 2012, were subject to a three-year vesting provision while in 2011 were subject to a two-year vesting provision. Mr. Ilhan is entitled to four weeks of paid vacation each year. Mr. Ilhan also receives a monthly living allowance of US$4,000 given his relocation to Turkey.

The term of Mr. Ilhan’s engagement is indefinite. If Mr. Ilhan’s engagement is terminated without cause, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of 18 months’ base salary. If Mr. Ilhan’s engagement is terminated as a result of a change of control of the Company, he is entitled to receive 12 months’ base salary plus an amount on account of the annual incentive bonus equivalent to one year’s incentive bonus based on the average of the prior three years (or an average of prior years should Mr. Ilhan have less than three years of employment with the Company) and an amount equal to the value of benefits paid for by the Company in the prior year and payable hereunder.

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PERFORMANCE GRAPH

The Company’s shares were listed for trading on the TSX on June 18, 2004 (trading symbol “AGI”). The following graph compares the yearly percentage change in the cumulative total shareholder return of the Company’s common shares with the S&P/TSX Composite Index and the S&P/Capped Gold Index for the period from January 1, 2008 to December 31, 2012 assuming a $100 investment in its common shares.

Comparison of Cumulative Total Return since January 1, 2008 between the Company’s Shares,

S&P/TSX Composite Index and S&P/TSX Global Gold Index

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PART FIVE – OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth as at December 31, 2012, the number of securities authorized for issuance under the Option Plan which was last ratified, confirmed and approved by the shareholders of the Company on May 31, 2012.

Plan Category	Maximum number of securities available to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	4,660,300(1)	CAD$14.40	1,881,110(2)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	4,660,300	CAD$14.40	1,881,110

(1)	This figure represents the total number of options granted and outstanding as at December 31, 2012.
(2)	The Board approved amendments to the Option Plan on April 24, 2012 which reduced the number of shares issuable under the Option Plan to 7% of the total number of issued and outstanding shares of the Company from time to time. As at May 1, 2013, a total of 8,924,145 shares are available for issuance under the Option Plan. As 4,818,000 options are outstanding as at May 1, 2013, 4,106,145 shares remain available for future issuance under the Option Plan.

Option Based Awards

Share Options – As noted above, options are a variable component of compensation, the granting of which is determined by the Board following its receipt of the recommendation of the Compensation Committee. The Compensation Committee bases its recommendation on its assessment of the Company’s performance, relative shareholder return, the value of similar incentive awards to executive officers at comparable companies and previous option awards to such officers in past years. Additional factors relevant to these considerations include achievement of sustained, long-term profitability and other identified corporate objectives as well as the executive officer’s personal performance objectives. Share options also provide a focus on share price performance and facilitate executive ownership of Common Shares. Pursuant to the terms of the Option Plan, a maximum of 8,924,145 Common Shares may be granted to directors, officers and employees of the Company or its subsidiaries, which represents approximately 7% of the Company’s total issued and outstanding Common Shares as at May 1, 2013. The price at which options may be granted is the closing price of Common Shares on the TSX during the trading day on which the options are granted. Options may be granted for a period of not less than 5 years with vesting of 33.33% on the anniversary of the date of the grant and 33.33% each year thereafter, to be 100% vested after 3 years. No option shall be exercised after the employment of the option holder ceases with the Company or its subsidiaries, subject to certain limited exceptions. Options shall not be granted to an individual if such options, together with all other options then held by such individual, would upon exercise result in the issue to such individual of more than 5% of the Common Shares then outstanding. No options granted under the Option Plan are assignable otherwise than by testamentary disposition or pursuant to the laws of succession. Under no circumstances will any option be re-priced, backdated, replaced, extended or otherwise altered, including, without limitation, so as to improve the value of any “out of the money” options. Any amendment to the Option Plan or options granted will not become effective until regulatory and shareholder approval has been received. As of December 31, 2012, options to purchase 14,084,083 Common Shares had been exercised, representing 12% of the issued and outstanding Common Shares, and options to purchase 4,660,300 Common Shares were outstanding under the Option Plan, representing 4% of the issued and outstanding Common Shares.

840,000 Options were granted in respect of the 2012 fiscal year of the Company, representing 1% of the Company’s total issued and outstanding Common Shares as at December 31, 2012.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the financial year ended December 31, 2012 was any director or executive officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive officer or proposed nominee indebted to the Company or any of its subsidiaries or was indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than with respect to transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or officers of the Company, proposed management nominees for election as a director of the Company, shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company or any associate or affiliate of any of the foregoing persons has during the Company’s last completed financial year ended December 31, 2012, any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS OF NAMED EXECUTIVE OFFICERS

Management functions of the Company are substantially performed by directors or executive officers of the Company, and not, to any substantial degree, by any other person with whom the Company has contracted.

AUDIT COMMITTEE

Information concerning the Company’s Audit Committee is set out under the heading “Audit Committee” in the Company’s Annual Information Form (“AIF”) dated March 28, 2013 which contains information for the year ended December 31, 2012. The AIF may be obtained from SEDAR under the Company’s profile at www.sedar.com.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who has been a director or executive officer of the Company at any time since January 1, 2012 (being the commencement of the Company’s last completed financial year), and no shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.

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PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on the SEDAR website at www.sedar.com or on the Company’s website, www.alamosgold.com. Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for the most recently completed financial year ended December 31, 2012.

Shareholders may obtain a copy of the Company’s financial statements and management’s discussion and analysis upon request to the Company at Suite 2200, 130 Adelaide Street West, Toronto, Ontario, Canada, M5H 3P5.

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Schedule A – Mandate of the Board of Directors

ALAMOS GOLD INC.

BOARD OF DIRECTORS’ MANDATE

1.	General

1.1	The board of directors (the “Board”) of Alamos Gold Inc. (the “Company”) is responsible for supervising the management of the business and affairs of the Company.

1.2	The composition, responsibilities, and authority of the Board are set out in this Mandate.

1.3	This Mandate and the Articles of the Company and such other procedures, not inconsistent therewith, as the Board may adopt from time to time, shall govern the meetings and procedures of the Board.

2.	Composition

2.1	The directors of the Company (“Directors”) should have a mix of competencies and skills necessary to enable the Board and Board committees to properly discharge their responsibilities.

2.2	The Compensation and Nominating Committee will annually (and more frequently, if appropriate) recommend candidates to the Board for election or appointment as Directors, taking into account the Board’s conclusions with respect to the appropriate size and composition of the Board and Board committees, the competencies and skills required to enable the Board and Board Committees to properly discharge their responsibilities, and the competencies and skills of the current Board.

2.3	The Board approves the final choice of candidates.

2.4	The shareholders of the Company elect the Directors annually.

2.5	The Board has determined that a majority of the Directors will be “independent” as defined in National Instrument 52-110 Audit Committees or any successor policy.

2.6	The Board will appoint a Chair from among its members. If the Chair is not independent, the Board will designate one of the independent Directors as the Lead Director to facilitate the functioning of the Board independently of management of the Company. The Chair and, if appointed, the Lead Director, shall hold office at the pleasure of the Board until successors have been duly appointed or until the Chair or Lead Director, as applicable, resign, or are otherwise removed from office by the Board.

2.7	The Secretary of the Company shall be secretary of the Board (the “Secretary”).

3.	Responsibilities

3.1	The Board is responsible for supervising the management of and setting strategic direction for the business and affairs of the Company and its subsidiary entities (the “Group”).

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3.2	In discharging their responsibilities, the Directors owe the following fiduciary duties to the Company:

(a)	a duty of loyalty: they must act honestly and in good faith with a view to the best interests of the Company; and

(b)	a duty of care: they must exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances.

3.3	In discharging their responsibilities, the Directors are entitled to rely on the honesty and integrity of the senior officers of the Company and the independent auditors and other professional advisers of the Company, subject to the Directors’ duty of care.

3.4	In discharging their responsibilities, the Directors are also entitled to directors’ and officers’ liability insurance purchased by the Company and indemnification from the Company to the fullest extent permitted by law and the constating documents of the Company.

3.5	The Board has specifically recognized its responsibilities for:

(a)	hiring a Chief Executive Officer (the “CEO”) and other senior officers who it believes will act with integrity and create a culture of ethical business conduct throughout the Group;

(b)	adopting a strategic planning process and approving annually (or more frequently if appropriate) a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Company;

(c)	overseeing the identification of the principal risks of the business of the Company and overseeing the implementation of appropriate systems to manage these risks;

(d)	overseeing the integrity of the internal control and management information systems of the Company;

(e)	succession planning, including (with assistance from the CEO) appointing, training, monitoring and replacing the senior officers of the Company;

(f)	ensuring that the Company operates at all times within applicable laws and regulations and to the highest ethical standards;

(g)	approving and monitoring compliance with significant policies and procedures by which the Company is operated;

(h)	developing strong corporate governance policies and procedures for the Company;

(i)	ensuring the Company has in place a disclosure policy to enable the Company to communicate effectively with its shareholders, other stakeholders and the public generally and receive shareholder feedback;

(j)	ensuring that the Company’s financial results are reported fairly and in accordance with generally accepted accounting standards;

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(k)	ensuring the timely reporting of any other developments that have a significant and material impact on the value of the Company; and

(l)	determining whether any members of the Company’s audit committee are “audit committee financial experts” as such term is defined in the rules and regulations of the United States Securities and Exchange Commission.

3.6	Directors are expected to attend Board meetings, meetings of Board committees of which they are members and, where practicable, the annual meeting of the shareholders of the Company. Directors are also expected to spend the time needed, and to meet as frequently as necessary, to discharge their responsibilities.

3.7	Directors are expected to comply with the Code of Business Conduct and Ethics of the Company.

4.	Authority

4.1	The Board is authorized to carry out its responsibilities as set out in this Mandate.

4.2	The Board is authorized to retain, and to set and pay the compensation of, independent legal counsel and other advisers if it considers this appropriate.

4.3	The Board is authorized to invite officers and employees of the Company and outsiders with relevant experience and expertise to attend or participate in its meetings and proceedings, if it considers this appropriate.

4.4	The Directors will have unrestricted access to the officers and employees of the Company. The Directors will use their judgment to ensure that any such contact is not disruptive to the operations of the Company and will, to the extent appropriate, advise the Chief Executive Officer of the Company of any direct communications between them and the officers and employees of the Company.

4.5	The Board and the Directors have unrestricted access to the advice and services of the Secretary and outside auditors and legal counsel.

4.6	The Board may delegate certain of its functions to Board committees, each of which may have its own charter or mandate. The following committees are currently constituted and are authorized to carry out the duties set out in their respective charters or mandates:

Board Committee	Charter or Mandate

Audit Committee	Audit Committee Charter

Compensation and Nominating Committee	Compensation and Nominating Committee Charter

Corporate Governance Committee	Corporate Governance Committee Charter

Technical, Environmental, Social and Employees’ Health and Safety Committee	Technical, Environmental, Social and Employees’ Health and Safety Committee Charter

Independent (Special) Committee (re: Shareholders’ Rights Plan)

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5.	Delegation to Management

5.1	To assist the Directors in discharging their responsibilities, the Board expects management of the Company to:

(a)	review and update annually (or more frequently if appropriate) the Company’s strategic plan, and report regularly to the Board on the implementation of the strategic plan in light of evolving conditions;

(b)	prepare and present to the Board annually (or more frequently if appropriate) a business plan and budget, and report regularly to the Board on the Company’s performance against the business plan and budget;

(c)	report regularly to the Board on the Company’s business and affairs and on any matters of material consequence for the Company and its shareholders;

(d)	speak for the Company in its communications with shareholders and the public in accordance with the Company’s Disclosure Policy;

(e)	comply with any additional expectations that are developed and communicated during the annual strategic planning and budgeting process and during regular Board and Board committee meetings; and

(f)	consult the Board with respect to all matters which by law require Board approval and, specifically, as to those matters set out in Schedule “A” attached hereto.

6.	Meetings and Proceedings

6.1	The Board shall meet as frequently as is determined to be necessary, but not less than quarterly.

6.2	Any Director or the Secretary may call a meeting of the Board.

6.3	The agenda of each meeting of the Board will include input from the Directors and the officers and employees of the Company as appropriate. Meetings will include presentations by management, or professional advisers and consultants when appropriate, and allow sufficient time to permit a full and open discussion of agenda items.

6.4	Unless waived by all Directors, a notice of each meeting of the Board confirming the date, time, place, and agenda of the meeting, together with any supporting materials, shall be forwarded to each Director at least three days before the date of the meeting.

6.5	The quorum for each meeting of the Board is a majority of the Directors. The Chair shall chair each meeting of the Board, or in his absence, the Lead Director shall act as chair. In the absence of the Chair and the Lead Director, the other Directors may appoint one of their number as chair of a meeting. The chair of a meeting shall not have a second or casting vote.

6.6	The Secretary or his delegate shall keep minutes of all meetings of the Board, including all resolutions passed by the Board. Minutes of meetings shall be distributed to the Directors after preliminary approval thereof by the Chair.

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6.7	An individual who is not a Director may be invited to attend a meeting of the Board for all or part of the meeting.

6.8	The independent Directors shall meet regularly alone to facilitate full communication.

7.	Self-Assessment

7.1	The Board shall, together with the Compensation and Nominating Committee, at least annually, assess the Board’s effectiveness with a view to ensuring that the performance of the Board accords with best practices.

7.2	The Board shall annually review this Mandate and update it as required.

8.	Responsibilities of Chair

8.1	The Chair shall provide leadership to the Board to enhance the Board’s effectiveness, including:

(a)	ensuring that the responsibilities of the Board are well understood by both management and the Board and acting as a liaison between the Board and management to ensure that relationships between the Board and management are conducted in a professional and constructive manner;

(b)	ensuring that the Board works as a cohesive team with open communication;

(c)	ensuring that the resources available to the Board (in particular, timely and relevant information) are adequate to support its work;

(d)	together with the Compensation and Nominating Committee, ensuring that a process is in place by which the effectiveness of the Board and its committees (including size and composition) is assessed at least annually; and

(e)	together with the Compensation and Nominating Committee, ensuring that a process is in place by which the contribution of individual directors to the effectiveness of the Board is assessed at least annually.

8.2	The Chair is responsible for managing the Board, including:

(a)	preparing the agenda of the Board meetings and ensuring pre-meeting material is distributed in a timely manner and is appropriate in terms of relevance, efficient format and detail;

(b)	chairing all meetings of the Board in a manner that promotes meaningful discussion;

(c)	adopting procedures to ensure that the Board can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;

(d)	ensuring meetings are appropriate in terms of frequency, length and content;

(e)	ensuring that, where functions are delegated to appropriate committees, the functions are carried out and results are reported to the Board; and

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(f)	working with the Compensation and Nominating Committee in approaching potential candidates once potential candidates are identified, to explore their interest in joining the board.

8.3	The Chair is responsible for chairing the meeting of shareholders of the Company.

8.4	The Chair is responsible for liaising with and, where appropriate, providing direction to the activities of the Secretary.

8.5	At the request of the Board, the Chair shall represent the Company to external groups such as shareholders and other stakeholders, including community groups and governments.

8.6	The Chair may delegate or share, where appropriate, certain of the above responsibilities with any independent committee of the Board.

9.	Responsibilities of Lead Director

9.1	The Lead Director shall:

(a)	in conjunction with the Corporate Governance Committee and the Compensation and Nominating Committee of the Board, provide leadership to ensure that the Board functions independently of management of the Company;

(b)	in the absence of the Chair, act as chair of meetings of the Board;

(c)	as may be required from time to time, consult and meet with any or all of the Company’s independent, unrelated directors, at the discretion of either party and with or without the attendance of the Chair of the Board, and represent such directors in discussions with management of the Company on corporate governance issues and other matters;

(d)	serve as Board ombudsman, so as to ensure that questions or comments of individual directors are heard and addressed;

(e)	ensure that the Board, committees of the Board, individual Directors and senior management of the Company understand and discharge their duties and obligations under the Company’s system of corporate governance;

(f)	maintain a liaison and communication with all members of the Board and the committee chairs to co-ordinate input from all members of the Board, and optimize the effectiveness of the Board and its committees;

(g)	in collaboration with the Chair and CEO, be satisfied that information required or requested by the Board, individual members, or committees of the Board is provided to Directors on a timely basis and meets their needs;

(h)	review conflict of interest issues with respect to members of the Board as they arise;

(i)	chair in camera meetings of the Board, without management and non-independent Directors present, where practicable at every Board meeting; and

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(j)	perform such other duties and responsibilities as may be delegated to the Lead Director by the Board from time to time.

9.2	The Lead Director may delegate or share, where appropriate, certain of the above responsibilities with any independent committee of the Board.

This Mandate amends, restates, replaces and supersedes the Board of Directors Mandate of the Company adopted by the Board on March 9, 2005.

Adopted by the Board of the Company effective December 9, 2008 as amended January 9, 2013.

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SCHEDULE “A”

Alamos Gold Inc.

Matters Requiring Board Approval

The following matters must be presented to the Board or the appropriate Board committee for approval, if at all possible, prior to management taking action:

(a)	reviewing and approving any proposed changes to the Company’s Notice of Articles or Articles;

(b)	considering any take-over bid, proposed merger, amalgamation, arrangement, acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith;

(c)	approving any payment of dividends to shareholders;

(d)	approving any offerings, issuances or repurchases of securities;

(e)	selecting and appointing, evaluating and (if necessary) terminating the CEO and CFO, and approving the hiring of any other senior officer;

(f)	approving the compensation of the senior officers, including performance bonus plans and stock options;

(g)	adopting a strategic planning process, approving strategic plans, and monitoring performance against plans;

(h)	reviewing and approving annual operational budgets, capital expenditures and corporate objectives, and monitoring performance on each of the above;

(i)	approving the annual and quarterly financial statements and MD&A, and making a recommendation to shareholders for the appointment of auditors;

(j)	through the Audit Committee, approving audit and non-audit services provided by the auditor of the Company;

(k)	acquisition and disposition of material assets (including fixed assets), outside of the Company’s business plan;

(l)	approval of proxy solicitation material;

(m)	making capital expenditures, borrowing or guaranteeing in excess of $500,000, outside of the annual budget;

(n)	initiating or defending any law suits or other legal actions where the liability to either party is likely to exceed $500,000; and

(o)	entering into any professional engagements where the fee is likely to exceed $500,000 per annum.

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